43-101 TECHNICAL REPORT ON THE PIRES GOLD PROPERTY,

SOUTHERN GOIÁS STATE, BRAZIL

Prepared for

ENTOURAGE MINING LTD
614 -475 Howe Street
Vancouver, B.C., Canada V6C 2B3

Prepared by:

Harrison O. Cookenboo, PhD
PGeo. (APEGBC license #23483)
PGeol. (OGQ member #1309)
PGeo. (Practicing: APGO)
and

Willem A. H. Fuchter, PhD
PGeo (APGO member #0167)

Date: February 12, 2010

List of Figures

List of Tables

TABLE 1: LIST OF CLAIMS AREAS, STATUS AND ANNUAL TAXES DUE TO THE DNPM	15
TABLE 2: HIGHLY ENRICHED GOLD (BOLD) VALUES IN SURFACE SAMPLES	39
TABLE 3: SUMMARY RESULTS OF VERIFICATION SAMPLES	54
TABLE 4: PHASE 1 BUDGET AND PLAN.	62
TABLE 5: PHASE 2 BUDGET AND EXPLORATION PLAN	64

SUMMARY

Entourage Mining Ltd. (“Entourage”) is exploring for Sediment Hosted Vein (SHV) gold deposits on 6 mineral licences covering 8,797.7 hectares in southern Goiás State, Brazil. Another 4 licences have been applied for which will extend the property north, east and west by 8000 hectares when the application process is completed. Access is good, with the property being a two-and-a-half hour drive from Brasilia (capital of Brazil) on a paved highway which crosses the licences. The licences comprise the Pires Property (“Pires”), upon which Entourage has an option agreement to acquire up to 100% from the Brazilian property holder Infogeo Locaçeos Ltda. (“Infogeo”). Under the agreement, Entourage can earn 40% interest in the property upon completion of US$300,000 of exploration work before May 31, 2010. By completing another US$300,000 of work before January 16, 2011 and paying the land holder 100,000 shares of company stock, Entourage can earn 60% interest in all the licences. If Entourage then defines a minable deposit to the satisfaction of the Brazilian government, they will then earn 75% interest, with an option to acquire the remaining 25% or a portion thereof for up to US$6 million.

The exploration program began with due diligence replication of reported highly enriched gold float samples. Entourage has collected quartz vein float, outcrop and soil samples with enriched gold concentrations. The seven highest gold (Au) values to date are 405 grams per tonne (g/t), 297 g/t, 114, g/t, 80 g/t, 77 g/t, 70 g/t and 55 g/t (analyses completed at SGS-Geosol and Intertek Laboratories in Brazil, and ACME Analytical Laboratory in Canada).

These highly enriched samples were collected from different parts of the property located up to 15 km apart on strike. Hand trenching has succeeded in exposing undeformed quartz veins in or close to bedrock near the float samples in some of these occurrences, and locally abundant concentrations suggest that other samples are also proximal to source.

The Pires Property covers metasedimentary strata that was deformed during the Neoproterozoic compressional event that formed the Brasilia thrust belt. Syn-deformational quartz veins and boudins comprise one of the two deposit types targeted for exploration on the Pires Property. Post deformational quartz veins carrying high values of gold possibly associated with the regional Transbrasiliano extensional event in the latest Neoproterozoic are the second deposit type targeted at Pires.

Mineralizartion of the second, undeformed extensional quartz vein type is described in 2 places on the Property (the Garimpo, and Point 1 areas) located more than 13 km apart. To date, no mineral resource or reserves have been defined on the Property.

The Pires Property merits further exploration and a two phase program is recommended. Phase 1 includes: continuing prospecting and surface sampling in unsampled or minimally sampled areas of the Property; completion of ongoing structural and geological mapping; surface geochemistry; hand trenching; a ground magnetic test grid; and 450 m of drilling. The estimated budget of the recommended Phase 1 program is CDN$220,500.

This recommended Phase 1 expenditure, when combined with existing expenditures estimated at more than $100,000, will satisfy the first US$300,000 expenditure requirement. Phase 1 should be completed by May 31, 2010. Phase 2 is dependent on the results of Phase 1, and recommends further exploration work estimated at another CDN$580,000. The largest recommended expenditure for Phase 2 is drilling to test an assumed 3 or 4 target areas, dependent on the results of Phase 1.

INTRODUCTION

Entourage Mining Ltd. (“Entourage” or “the Company”) is exploring the 8,797,7 hectare Pires Property in southern Goiás State, Brazil, for gold. The Pires Property was originally targeted on the basis of the discovery of numerous float rock samples carrying high gold concentrations from a linear trend through the midst of the claims. Entourage negotiated an option to earn up to 100% interest in the property from property holders Infogeo Servicos Locaçeos Ltda.(“Infogeo”), a privately held Brazilian firm. Entourage requested the authors to complete a technical review of the property to the standards of Canadian National Instrument 43-101 for the purposes of an application to list Entourage Mining Ltd. Company on the TSX Venture Exchange (TSX.V), and to provide the basis for public release of technical exploration data about the property.

Preparation of this report has involved compilation of data from previous exploration on the property as provided to the authors by Infogeo., and verification sampling conducted under the direction and control of the authors. In addition, published reports, maps and journal articles have been used to describe the regional geology and deposit models.

The lead author Harrison Cookenboo, Ph.D., P.Geo, has extensive experience evaluating early stage diamond and gold properties in Brazil, and originally identified the property as prospective for Entourage Mining Ltd. Dr Cookenboo has examined, sampled and evaluated numerous early stage gold and diamond exploration properties in Brazil since his first visit in 2001. He speaks functional Portuguese.

Dr. Cookenboo has made four trips to the Pires Property, spending 24 days on site, collecting samples, mapping, and verifying previous work including trenching. His first visit to the property occurred April 22, 23 and 24, 2009, and resulted in collection of float quartz vein samples carrying up to 54.71 grams per tonne (g/t) gold, as well as thin veins in outcrop returning up to 31.76 g/t gold. Subsequent trips in September (5 days on site), and December 2009 (9 days on site) as well as January 2010 (7 days on site) have been used to collect more samples, hand-trench selected sites to extend the float into outcrop, and plan further exploration. Verification sampling from these trips have yielded samples up to 404.95 g/t gold. Dr Cookenboo is a Qualified Person (QP) by the standards of NI 43-101for the evaluation of early stage gold properties in Brazil such as the Pires Property, and takes professional responsibility for the entire contents of this report. By virtue of owning common stock in Entourage Mining Ltd., and agreements with the property owner Infogeo, Dr. Cookenboo is not independent of Entourage by the standards of NI 43-101.

Willem Fuchter, PhD PGeo, is an independent geological consultant based in Argentina. He has been carrying out mineral exploration, largely for gold, in South America, mainly in Argentina, Brazil, Chile, Ecuador, Peru, and Venezuela, for over a decade. In addition, he has worked on a Sediment Hosted Vein (SHV) deposit in China (2004) and has assessed and examined SHV prospects in Minas Gerais, Brazil (2007).

Dr Fuchter is by virtue of affiliation and relevant work experience a Qualified Person; moreover, he is independent of Entourage and was therefore requested to participate in the review and examination of work carried out on the Property to date. He visited the Pires project area, examined the property, undertook limited check sampling, and reviewed exploration data with Entourage’s field personnel between January 26-28, 2010.

RELIANCE ON OTHER EXPERTS

Much of the work on which this report is based was carried out under the direction and supervision of the senior author. However, the authors have also relied on reports and data (eg, the Infogeo database) from third party sources. The information, opinions, conclusions, and recommendations contained herein are based on:

  Information available to the authors at the time of preparation of this report

  Field work and property examination by the authors

  Data, reports and opinions supplied by Infogeo

  Reports, maps, and other documents in the public domain.

While the authors cannot guarantee the accuracy of the data supplied or garnered from third party sources, the authors have no reason to doubt the integrity of the data from these sources.

It was not within the scope of the property examination undertaken by the second author to independently verify the legal status or ownership of the property; however, the status of all mineral claims in Brazil can be checked on-line in the Department Nacional da Producao Mineral – DNPM (Department of Mines) website: http://www.dnpm.gov.br .

The assistance of Gabriel Henrique Lima, Cristiano Borghetti, and Cristina Pletschette in the preparation of the report and demonstration of field aspects of the project is gratefully acknowledged.

PROPERTY DESCRIPTION AND LOCATION

Entourage’s Pires Property comprises an option to earn up to 100% interest on 8,797.7 hectares of mineral claims under license for gold exploration in southern Goias State, Brazil. The claims extend more than 20 km north to south, and are centered at Latitude: 17 14’ 00” S; Longitude: 47 53’ 30” W; (192,500 UTM E; 8,092,000 UTM N; Zone 23K south). These 6 contiguous gold exploration licences (Table 1) are held by Infogeo Serviços Locaçeos Ltda. (“Infogeo”), a privately held Brazilian company with whom Entourage has signed an option agreement to earn up to 100% interest in the claims. Another 4 licences have been applied for which will extend the property north, east and west by 8000 hectares when the application process is completed, and will be subject to the same terms described herein for the existing claims. The option agreement was completed in June 2009 when Entourage made payment of US$50,000 to Infogeo. Entourage has completed payment of another US$100,000 and 300,000 common shares to Infogeo by January 16, 2010, as called for in the agreement, which further calls for expenditure of US$300,000 in work on the property by May 31, 2010 for Entourage to earn its first 40% interest in the property.

Entourage must complete another US$300,000 exploration work on the property by January 16, 2011, and effect a payment of another 100,000 common shares to Infogeo to earn a 60% interest. Entourage will earn a 75% interest by either defining a potentially minable deposit on the claims to the DNPM, or spending up to US $1,000,000 on exploration. Entourage will then have the option of buying some or all of the remaining 25% interest by payments of up to US$6,000,000 to Infogeo.

The Pires claims are in the form of licences (“alvarás”) granted by the Brazilian government (DNPM) for mineral exploration rights. The licences are defined with true north-south and east-west boundaries, located relative to a geographic position on a map and have not been surveyed. The licences are valid for a period of 3 years, and may be extended for up to another 3 years, with the approval of the DNPM. Renewal reports in the required form have been filed for alvarás 860714/2006 and 860715/2006 with the DNPM before the due dates, and approval by the DNPM is in process. By the end of the period (or extended period), a final report must be filed and accepted by the DNPM either proving the existence of a mineable deposit resulting in the granting of a mining concession, or the demonstration of no mineable deposit which results in the termination of the claim. If a mining license is granted and a mine developed, then there is a royalty payable to the government of between 0.2% and 3.0% depending on the mineral, and a royalty owed to the surface rights holder of ½ of the government royalty rate.

Surface rights remain in the hands of individual landholders (usually farmers and ranchers). Negotiations must be held with individual surface rights holders for access to their land and to conduct the various exploration steps that may disturb the land. However, the surface rights holders are obliged by law to provide access to the mineral license holder to conduct exploration. If a negotiated agreement cannot be reached there are legal mechanisms in place to allow courts to setup an arrangement. Farmers in the area are amenable to exploration work, and Entourage has been successful in negotiating access to all licences through current signed agreements with the surface rights holders.

There are no current environmental liabilities known or apparent to the authors on any of the licences.

Table 1: List of claims areas, status and annual taxes due to the DNPM.

Figure 1: Location of the Pires Property in Goiás State.

Figure 2: Property map showing the claims extending from the plateau in the south nearly 30 km north. The 4 new claim applications, to be added to the property upon completion of the application process, are in yellow.

190000
200000
8100000
8090000
8080000
N
Corr. Joaquim Pires
Corr. Guaxada
Rib. Bonsucesso
Rib. Ponte Torta
Corr. Sta. Maria
Pt-01
Corr. Palmeiras
Corr. da Larca
Elevation
SRTM
950m
900m
850m
800m
750m
700m
Legend
Artisanal Mine
Dirt Road
Highway
Drainage
DNPM Entourage Mining
Claims applied for
0
1,5
3
Km
Datum: Córrego Alegre
Zone: 23K

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Pires Property descends from a plateau in the south at between 920 and 930 m elevation to drainages running northward by gently sloping topography. The drainages debouche at the lowest point on the property (approximately 700 m), with most of the property comprising gently rolling hills between 750 and 870 m elevation. The plateau is covered by large modern farms growing mostly soy and corn, while small farms and ranches mostly cover the gently sloping ground north of the plateau. The fields are mostly kept open by the farmers, with exceptions near drainages, where trees and vegetation becomes relatively dense.

Major population centers in the vicinity include Brasilia, the cosmopolitan capital city of Brazil, which is home to four million people and is located some two-and-a-half hours north by paved highway. Goiánia, the capital of Goiás State, is accessible some one-and-a-half hours northwest of the licences, and has a population of about one million. Both Brasilia and Goiania have airport with scheduled jet service. Belo Horizonte, the center of Brazil’s mining industry and the cosmopolitan capital of Minas Gerais State, is a nine hour drive to the southeast and also accessible by scheduled jet service. Smaller population centers within a two hour drive of the property include Pires do Rio, Cristalina, Paracatú (site of Brazil’s largest gold mine; Mineiros, 2008 ) and Catalão (site of Brazil’s second largest phosphate and niobium mine; Minerios, 2008). Each of these major population centers can fulfill virtually any requirements of the mineral exploration industry, including providing contract services such as drilling, geophysical surveys, and independent analytical laboratories.

Power is available as single-phase 120 volt power at or near most sites from the local energy grid. Higher voltage three-phase power is available if needed.

The climate is dry sub-tropical and warm but with maximum temperatures rarely exceeding 36°C (Fig. 3). In winter, low temperatures descend to 7°C. There is one rainy season that extends usually from December through February, although some years it can come earlier, and stay later. However, the rainy season at the Pires Property is generally much milder than to the south and east in Minas Gerais state, and often field-work can continue with only breaks during the rain showers.

Figure 3: Dry sub-tropical “cerrado” landscape at the Pires Property.

HISTORY

The area of the Pires Property has been covered by government geologic survey mapping (CPRM) programs that are compiled into a 1:500,000 map (see Regional Geology heading later). The government also flew a regional magnetic and radiometrics airborne geophysical survey in 2005 at 500 m line spacing covering the claims, and that data is available to Entourage (CPRM-Brazil, 2005). Documentation of specific exploration work on the claims prior to Infogeo making their claims is not available to the authors. However, there is evidence on the ground of several old trenches probably associated with mineral exploration that were excavated and subsequently filled in at least three areas of the property. There are no results from these trenches available to the authors.

The two original claims comprising the Pires Property were staked for gold exploration in 2006 by Infogeo, based on reports of the recovery of samples of gold-bearing float from the area. Infogeo negotiated an option agreement with an independent company Meridian do Brasil Mineração Ltda. (“Meridian”) to explore the property for gold in 2006. Meridian continued exploration until December 2007, and the agreement was terminated in April 2008 with required documents filed with the DNPM. This company’s work included surface rock sampling, soil sampling, geological mapping, and trenching. The results for this work have been provided by Infogeo to Entourage in electronic database form, and appear to replicate previous reports of highly enriched gold samples.

The Meridian program collected 365 soil geochemistry samples, 5 of which reportedly returned gold values in excess of 0.5 g/t (maximum value 16.9 g/t). Other metals with significantly anomalous values locally include As, Pb, Cu, and Zn. The Meridian program also collected 336 float and outcrop rock samples, 16 of which reportedly returned in excess of 5.0 g/t gold, with the maximum value of 58.7 g/t (Fig. 5). Meridian completed 8 trenches on the property, remains of which have been verified by the authors.

Figure 5: Summary map of work by Meridian.

190000
195000
200000
8105000
8100000
8095000
8090000
N
Legend
Samples Meridian
Au (g/T)
1,01 - 5,0 (16 samples)
5,01 - 10,0 (8 samples)
10,01 - 20,00 (8 samples)
20,01 - 50,00 (6 samples)
> 50,01 (1 sample)
Target Pt-01
Trenches
Artisanal Mine
Dirt Road
Highway
Drainage
DNPM Entourage Mining
0
1,5
3
Km
Datum: Córrego Alegre
Zone: 23K
T7A
T8A
T8
30,2
T5
26,7
T3
T3A
T2
Pt-01
31,9
23,8
58,7

Although the work cannot be fully verified by the authors, indications such as the remains of trenches have been located at the reported positions in the field. Three additional claims were staked in 2007 after work began on the property. The final claim covering the small artisanal mine (garimpo) was staked and approved by the DNPM in 2009. All six claims are registered 100% in the name of Infogeo.

No mineral resource has been assigned on the property, nor has any gold production occurred. The authors are not aware of any records of claims covering the Pires Property area prior to Infogeo’s licences.

GEOLOGICAL SETTING

Regional Geology

The Pires Property is located within the Brasilia Belt, a sequence of Proterozoic metasedimentary phylites, schists, quartzites and dolomites extending from Tocantins State in the north to Minas Gerais in the south. The Brasilia Belt developed as western terranes (the Amazonas Craton and a precursor terrane to the Paraná Basin) collided with the São Francisco Craton to the east (Fig. 6; Streider and Suita, 1999; Valeriano et al., 2008), which stabilized at approximately 2.72 Ga, based on U/Pb ages (Machado et al., 1992). The metasediments originated as a continental margin depositional succession, apparently derived from erosion of the continental core represented by the Archean São Francisco Craton to the east (Valeriano et al., 2004) as well as syndeformational erosion as within a foreland basin setting (Pimentel, 2008). Tectonic shortening developed across the Brasilia Belt during the middle and late Neoproterozoic Era as a series a north-south thrust faults and folds which pushed the metasedimentary sequence east up onto the western margins of the São Francisco Craton (Valeriano, et al., 2008; Fig. 6). This tectonic shortening resulted in regional upper greenschist metamorphism and the development of north-south oriented thrust faults combined with isoclinals folds. Tight folds are especially common among the schists and phylites, as are crenulated and boudinaged quartz veins. Detailed geological mapping currently underway will help define better the structural regime of the property (see “Exploration” heading later).

Figure 6: Simplified regional geological setting of the Brasilia Belt.

Local Geology and Property Geology

Basement exposed in the Pires Property and most of surrounding area of southeastern Goiás State is Mesoproterozoic and Neopropterozoic phylites, schists and quartzites of the Ibiá and Canastra groups (CPRM, 2000; CPRM, 2003). The metasedimentary rocks include carbonaceous phylites, sericite schist, chlorite schist and white quartzite, locally with muscovite, as well as both deformed (syn-deformational) and undeformed (post-deformational) quartz veins and boudins.

The basement Meso- and Neoproterozoic metasedimentary rocks are mapped as Rio Verde Formation of the Ibiá Group, and the Chapada do Piloes and Paracatú formations of the Canastra Group on the Brazilian government geology maps (Fig 7; 1:500,000 geology map of Goiás, CPRM, 2000; and the 1:1,000,000 geology map of Minas Gerais, CPRM, 2003). Most of the Property off the plateau is mapped regionally as Rio Verde formation, which is described as phylites, calc-schist, chlorite schist and sericite schist. The eastern portion of the claims is mapped as Chapada do Piloes Formation, described as quartz-sericite-chlorite phylites intercaladed with white mica quartzites. The Paracatú Formation comprises carbonaceous phylites intercaladed with quartzites and extends from near the eastern margin of the claims east into Minas Gerais State where Kinross’ Paracatú Gold Mine is located.

Numerous north-south trending thrust faults are mapped in the area, with two such faults crossing the Pires Property (Goiás geology 1:500,000; CPRM, 2000). The faults are mapped as generally dipping to the west, roughly conformable with schistocity and fold axes, although a structural flexure to south dip occurs in the north-central property area. In addition to the map-scale thrust faults, post-deformational lineaments cross the property area oriented at 030 to 040 (NNE), which may be associated to the latest Neoproterozoic Transbrasiliano event (Streider and Suita, 1999, Arora et al., 1999).

Figure 7: Local and property geology of the Pires claims and surrounding area.

48°0'W
47°50'W
47°40'W
17°10'S
17°20'S
N
NPrv
MPcp
MPp
NQdl
Q2a
NPaa
25
30
STRATIGRAPHIC UNITS
Q2a Alluvium deposits
NQdl Ferruginous lateritic covers
Ibiá Group
NPrv Fm. Rio Verde
Araxá Group
NPaa Unit A
Canastra Group
MPcp Fm. Chapada dos Pilões
MPp Fm. Paracatu
Geological structures
Strike and dip of beds
Faults or shear zones
Thrust faults or compressional shear zones
Structurals lineaments
Highway
Drainage
DNPM Entourage Mining
Base Geological:
Mapa Geológico do Estado de Goiás e Distrito Federal, CPRM, 2000. 1:500.000
Basemap:
IBGE Sheets: SE-23
SE-22
0 2.5 5 Km
Datum Córrego Alegre

Quartzite, sericite schist, chlorite (biotite) schist, carbonaceous phylite, as well as thrust faults and structural lineaments have been mapped on parts of the Pires Property by previous and current workers (CPRM 2000; Meridian, 2007). More detailed geologic mapping covering the entire license area is recommended herein, with an emphasis on structural flexures and thrust faults, plus distinctions between schistose geologic units (see Recommendations heading later).

DEPOSIT TYPES

The tectonic setting, geology, and mineralization characteristics of the Pires project area are indicative of an environment hosting SHV deposits. A Sediment Hosted Vein (SHV) deposit is a term used for a family of deposits that consist of gold in quartz veins hosted by shale and siltstone sedimentary rocks or their metamorphic equivalents.

Examples of such deposits include Murantau (>80m oz), Sukhoy Log (>20m oz), and CSH-217 (~2m oz) in Asia. In Australasia, the deposits in Bendigo (>20m oz), Macraes Flat (~5m oz), as well as the numerous smaller deposits hosted by the Otago schist belt constitute examples, while in North America, small to medium SHV deposits occur in the Meguma Terrane of Nova Scotia as well the Seward Peninsula of Alaska. In South America, the pre-Cordillera rocks of Peru, Bolivia, and Argentina host various small to medium deposits with past pre-colonial production; in addition, the mobile belts of the Brazilian shield are host to the largest SHV deposit in South America, namely Kinross’ Paracatú Mine (~18m oz) at Paracatú in Minas Gerais State, Brazil (see Adjacent Properties heading later for further detail).

SHV deposits are hosted in extensive belts of shale and siltstones, originally deposited in passive margin settings, and occur in rocks of late Proterozoic to early Palaeozoic age. The deposits are typically associated with fold-thrust deformation, and can form within anticlines. They tend to be gold-only systems, and therefore metallurgically simple. Other metals and minerals include minor amounts of arsenopyrite and stibnite, W, Bi, and Te. Overall, sulphide content is low, although minor amounts of Cu, Pb, and Zn sulphides can occur.

On the Pires Property, Entourage is targeting two basic sub types of SHV deposits for gold exploration: 1) deformed quartz boudins and crenulations in association with the bedrock schist (syn-deformational); and 2) undeformed quartz veins, which may be associated the later Transbrasiliano event.

Deformed quartz boudins, crenulations and associated bedrock

Structurally controlled gold mineralization is targeted in deformed bedrock schists, quartz veins and crenulations. Although most deformed quartz boudins and schists sampled to date have not yielded gold, one thin crenulated quartz vein and a channel sample within the schist bedrock collected by the first author returned significant gold (see ‘Exploration’ heading later), suggesting this deposit type warrants further exploration.

Gold precipitation in this targeted deposit type occurs with quartz crystallization during deformation. Requirements include structural preparation of sufficient space to precipitate significant volumes of quartz, and timing of fluid evolution such that fluids carrying gold will deposit the gold during quartz formation. Thrust faults and folding can result in precipitation of significant concentrations of syn-deformational quartz. Such coincident quartz and gold precipitation during structural deformation reportedly occurred at Kinross’ Paracatú Gold mine, located 100 km east to the Pires Property, as described under the “Adjacent Properties” heading later.

Fresh rock below the saprolite weathering zone, which can experience significant leaching of gold, should be sampled in order to better evaluate the potential of the Property to host a gold deposit in the deformed schist and quartz boudins. To date, no fresh rock or sulfides have been sampled within the deformed bedrock on the Property.

Undeformed quartz veins

Undeformed quartz veins enriched in gold (Au) as well as arsenic (As), lead (Pb), zinc (Zn), copper (Cu) and iron (Fe) occur on the Property. These veins appear to be post-deformational and may have considerable extents on strike. In the Point 1 area where hand-trenching has exposed one such vein (see “Exploration” heading later for details), the vein is vertical, strikes 030 and has yielded float and outcrop samples up to 405 g/t Au. The vein is between 4 and 15 cm thick, and more resistant to weathering than the surrounding country rock schists. Float from this vein is locally abundant down-slope from the sub-crop. This vein, and by analogy other veins of this deposit type on the property, thus can potentially be located by following float and gold in soil samples up slope to their last occurrence. The vein exhibits variable mineralization locally, with pyrite, arsenopyrite, galena and hematite dominating among metallic minerals in different patches (Fig. 8).

Figure 8: Selected examples of undeformed quartz vein float collected by author Cookenboo from the Pires Property. These examples carry up to 80.1 g/t Au.

MINERALIZATION

The Pires Property is an early stage exploration project and demonstrated gold mineralization in bedrock on the property is limited. Gold demonstrably occurs in bedrock quartz veins within the garimpo and the Point 1 (“Pt 1”) areas.

The garimpo is a small excavation roughly 5 m x 3 m wide, and 2 m deep that exposes a 2 m thick quartz vein. This quartz vein yielded hand samples of high gold concentration (up to 24.97 g/t; Fig. 9), and a channel sample of continuous quartz chips that returned 2.25 g/t gold. The quartz vein strikes 330 and dips 50 to the SW. Extension of the vein outcrops in the farm road 50 m to the southeast, and sub-crop float blocks suggest that the vein extends at least another 100 m further to the southeast (Fig. 10). Where a continuous chip sample was collected in the farm road outcrop, no gold was returned. Possible additional quartz blocks that may be veins are exposed in the road, but confirmation by drilling is required.

Figure 9: Hand sample yielding 24.97 g/t gold from garimpo quartz vein.

Figure 10: Sketch map of garimpo area showing proposed drill holes.

The Pt 1 area was hand trenched to expose a thin (4 to 15 cm) quartz vein based (Fig. 11) on the local occurrence of abundant highly gold enriched float samples (see “Exploration” heading later). The first hand trench was 9 m long, and strikes 030 with vertical dip. Channel chip samples (1 m lengths) were collected along the axis of the trench at the top of saprolite weathered bedrock. The vein, where crossed by the channel sample is 15 cm thick, and carries 20.4 g/t. Au. The vein was sampled separately from the country rock within its 1 m interval, and the remaining 0.85 m yielded 1.0 g/t Au. Another 1 m channel interval yielded 1.5 g/t, in schist, and detectable gold was present in 4 of the remaining 1 m intervals. The overall composite interval is 0.62 g/t over 9 m.

Figure 11: Undeformed quartz vein exposed in hand Trench A at the Point 1 target area.

A second trench 10 m north of Trench A exposed the quartz vein at its projected point of occurrence, where author Cookenboo sampled the vein in saprolite bedrock at 1.28 m depth. The sample yielded 39.81 g/t Au. A 1.4 m channel sample across saprolite bedrock including the vein yielded 1.7 g/t Au.

A separate, second probable undeformed quartz vein system has been located by surface sampling approximately 30 m west of the first Pt 1 vein identified in bedrock (Fig. 12). This probable vein system is identified by an abundance of float samples collected in a parallel (030) orientation to the first vein, and somewhat upslope. Hand trenching of this area (Fig. 12) to confirm this second probable vein is part of the exploration program recommended later.

Figure 12: Point 1 area showing positions of highly gold enriched float samples relative to undeformed gold-bearing quartz vein in Trench A, and probable second vein system 30 m to the west.

Highly gold enriched float samples from other areas of the Property suggest the potential to host gold extends beyond the demonstrated gold bearing quartz veins, but this potential remains the target of Entourage’s continuing exploration program.

EXPLORATION

Entourage’s exploration program began with a due diligence confirmation of the occurrence of highly gold enriched float in April 2009. After completion of an option agreement to acquire the licences comprising the Pires Property from property holder Infogeo, further exploration work ensued from August through January 2010. This further work consisted of compilation of historical work records, conclusion of property access agreements with all surface rights holders, sampling follow-up of high-grade sample results, reconnaissance sampling of previously unvisited parts of the licences, and hand trenching at one site to extend high-grade float samples into the underlying bedrock. A small test grid of geochemical sampling was completed at the site of the hand trenching as a potential aid to future exploration. In addition to confirming that at least some of the high-grade float samples are locally derived, this preliminary exploration program has discovered new areas of undeformed quartz vein float that are visually similar to samples enriched in gold, and have returned very high gold concentrations in some samples. In addition, gold has been sampled in deformed quartz veins and the country rock schists in some locations.

Field-work has been conducted by exploration geology contractor Targetgeologia from Belo Horizonte, plus additional independent geological contractors. Field geologists and geotechnical crews are certified by the government regulating body for geologists and geotechnicians (Conselho Regional de Engenharia, Arquitetura e Agronomia: “CREA”). The work has been conducted at a level meeting or exceeding industry standards, in the opinion of the authors.

Sample results:

Entourage has collected and analyzed 291 rock, soil and chip samples from the Pires Property. These samples include float hand samples, bedrock, continuous chip channel samples, and soil samples. Each sample was analyzed by fire assay for gold, and induction coupled plasma (ICP) spectrometry for at least 30 other elements, using three different laboratories. The Entourage sample results are presented in Appendix 1.

Samples returned up to 405 grams per metric tonne (g/t) gold (Au) from undeformed quartz vein float (five highest values: 77 g/t, 80.1 g/t, 114 g/t, 297 g/t and 405 g/t gold; Table 1). These highest value samples are from undeformed, and thus post-deformational, quartz veins. The quartz vein samples are also enriched in arsenic (As), iron (Fe), lead (Pb), zinc (Zn), as well as manganese (Mn), vanadium (V), nickel (Ni) and copper (Cu) in some samples. Most of the samples in Table 1 are float hand samples. Samples HOC-09-55 (39.81 g/t Au) and sample HOC-09-P002A (31.76 g/t Au) are from bedrock. Sample HOC-09-55 is from the quartz vein exposed in saprolite bedrock at 1.28 m depth in hand excavated Trench B and was collected by author Cookenboo. Sample HOC-09-P002A is from a thin deformed quartz vein and surrounding schist exposed in the dirt farm road at the Point 1 target. Four different fractions of this sample were analyzed for gold, yielding respectively: 31.76 g/t (ICP at ACME Analytical Laboratory); 17.75 g/t (fire assay at ACME Analytical Laboratory); 3.41 g/t (fire assay at SGS Geosol Laboratory); 8.94 g/t (fire assay at SGS Geosol Laboratory).

In addition to the 15 most gold enriched samples summarized in Table 2, another 39 samples have been analyzed at between 10.05 and 28.24 g/t Au, with 40 more between 1.0 and 10.0 g/t Au, and 34 between 0.05 and 1.0 g/t Au. The remaining 162 sample results yielded less than 0.05 g/t Au. Nine of the samples also yielded 0.5% Pb. Two samples yielded >1.0% cobalt, (Co).

Table 2: Highly enriched gold (bold) values in surface samples from the Pires Property.

The highly enriched gold samples are broadly distributed across the Pires Property north of the plateau. Samples carrying more than 50 g/t gold have been recovered from 200 m south of the Point 1 area to near the north end of the claims, 14.6 km away (Fig. 13). Although broadly distributed across the property, the gold enriched samples are not evenly distributed. Instead, they tend to be concentrated in areas of abundance, which may in part be attributed to sampling density (where good samples are found, relatively dense follow-up sampling is likely to occur). However, the widely separated areas of abundant highly enriched float samples are consistent with proximal derivation of the float samples from locally occurring quartz veins.

Figure 13: Entourage exploration work and high-value sample results.

190000
195000
200000
8105000
8100000
8095000
8090000
N
114,0
297,0
54,7
80,1
54,7
69,8
404,9
77,0
Pt-01
Tr-A e Tr-B
Legend
Samples Entourage (2009)
Au (g/T)
1,01 - 5,0 (22 samples)
5,01 - 10,0 (12 samples)
10,01 - 20,00 (25 samples)
20,01 - 50,00 (22 samples)
> 50,01 (7 samples)
Target Pt-01
Tr-A e Tr-B:
Trenches
Artisanal Mine
Dirt Road
Highway
Drainage
DNPM Entourage Mining
Claims applied for
0 1,5 3 Km
Datum: Córrego Alegre
Zone: 23K

Detailed follow-up of abundant highly enriched float quartz veins samples in the Point 1 area in September and December 2009 successfully discovered the quartz vein source for at least many of the float samples in bedrock. The Point 1 area had yielded the most abundant collection of highly enriched float reported from the Meridian data, and verification sampling by Entourage replicated those results. The detailed follow-up began with collection of numerous additional float samples from the area, with each sample site marked precisely as a waypoint using handheld geographical positioning system (GPS). The float was followed up slope to where samples no longer could be located. A trench was excavated by hand at the point of greatest sample abundance, up slope of which samples were no longer found (Fig 14). The hand trench recovered abundant blocks of quartz vein with variable sulfide content in the overburden (Fig. 15), and exposed saprolite bedrock schist over 9 m at depths between 0.2 and 0.6 m. The quartz vein was found in place in the saprolite bedrock at between 4 and 15 cm thick and yielded 20.4 g/t Au over 15 cm where the trench crossed the vein. A continuous chip channel sample yielded a composite 0.62 g/t Au over the 9 m of Trench A length, as further described under the Mineralization heading earlier.

Notably, almost 45% of the gold from this 9 m composite value comes from outside the vein.

Figure 14: Entourage Trench A measuring 9 m in length, exposed highly gold enriched undeformed quartz vein striking 030 and vertical. Trench B is starting in the background.

Figure 15: Blocks of highly gold enriched quartz vein, with details showing variable sulfide content.

Trench A demonstrates that in at least some cases the quartz vein float is very proximal to its source in bedrock. In the case of the vein exposed in Trench A, blocks on surface, and within the soil pointed the way to the exposure in saprolite bedrock. We interpret the vein to be forming blocks of float during soil forming processes. The quartz vein is more resistant to erosion than the surrounding schist country rock. As soils form, blocks of the quartz vein enter the soil and spread down slope. In the Point 1 area, slope is gentle, but blocks are distributed proximally down the hill-side away from the vein position.

Trench B was excavated 10 m north of Trench A, to determine continuity of the vein. The overburden at the Trench B site was deeper than at Trench A site, and saprolite bedrock was reached only over a 1.7 m interval centered on the projected location of the vein at 030. Abundant float blocks of undeformed quartz vein, including some pieces rich in hematite, were encountered at the surface and in the sub-soil at the projected vein position. Saprolite bedrock was only reached at 1.25 m, and exposure was incomplete. Author Cookenboo collected vein rock from saprolite bedrock at 1.28 m, and the sample returned 39.83 g/t Au. Targetgeologia then sampled a continuous chip channel sample across saprolite bedrock exposed at the bottom of Trench B and the sample returned 1.7 g/t Au over 1.4 m (Fig. 16).

Figure 16: Sampling of Trench B.

Continuous chip channel sampling
Trench B
1.7 g/t over 1.4 m

A small grid of soil geochemistry samples was completed over this area to determine efficacy of the method in helping to locate subsurface quartz veins from float. A total of 19 samples sites were set out in a grid extending from 25 m down slope of the vein to 6 m up slope (Fig 17).

Soil samples were collected at two levels at each site. The first sample was collected from screened soil just below the surface organic layer. The second sample was collected unscreened at just above the saprolite bedrock. In figure EF the shallow soil sample result is the filled circle, and the deeper sample is a concentric open sample. Samples were analyzed for fire assay gold and 30 element ICP. Sample results range from 0.00 g/t Au up to 0.941 g/t Au. Other elements were not as distinctly anomalous as Au. Both levels show a significant correlation of high-value Au samples with proximity to the vein, although the geochem results are apparently detecting the vein as much as 25 m down slope. The soil geochem method appears to have significant potential to help locate buried veins, when analyzed carefully based on local topography.

Entourage’s exploration is still at an early stage, but has demonstrated that highly gold enriched float samples are locally derived at least in the case of the Point 1 area where the position of float is controlled by local soil formation processes. Float spreads down slope from its origin in saprolite bedrock. Exploration in the Point 1 area has also yielded gold from bedrock outside the veins, as demonstrated most strongly by the continuous chip channel sample in Trench A. In the authors’ opinion, application of similar methods of detailed surface sampling, soil geochemistry and targeted trenching is likely to locate proximal origins for other high-value float concentrations on the property.

Figure 17: Test soil geochem grid results at Point 1 area.

192540
192560
N
Tr-B
Tr-A
10
100
200
500
Contours in ppm
shallow level A samples
Legend
Level A
Level B
Au (ppb)
< 5
5 - 50
50 - 100
100 - 500
> 500
Mineralized Vein - 030
Hand trenches
Sample site
Roads
0
5
10
m
Datum: Córrego Alegre
Zone: 23K

Additional methods of high-resolution ground magnetic and drilling will be used in future exploration where appropriate.

DRILLING

No drilling has occurred on the property to date.

SAMPLING METHOD AND APPROACH

Entourage has collected several types of samples, reflecting the broad opportunities of the Pires property:

  Rock samples – float and outcrop hand samples

  Soil geochemistry – near surface beneath the organic layer and deeper at justr above the saprolite bedrock contact

  Continuous chip channel samples – chips collected over measured length of exposed outcrop

At this early stage of exploration, the sampling approach has focused on identifying targets across the Property may have the highest potential for gold enriched surface samples to be extended into bedrock exposures. Sample density is generally based on availability of rocks that appear interesting to the field worker because most samples at this early stage have been collected to identify potential areas of gold enrichment rather than measure mineralization. Exceptions are continuous chip samples collected in areas of exposure including the hand trenches.

A possible limit to the representativeness of outcrop samples at Pires is leaching of sulfides and perhaps gold in the saprolite weathering environment. Such leaching can significantly reduce gold content of saprolite zone rocks by 40% to 70% or more compared to the underlying fresh ore rock in savannah and tropical environments, as has been documented in French Giuiana and southern Mali (Freyssinet and Itard, 1997).

Leaching does not appear to occur with the undeformed quartz veins, which are resistant to weathering, and preserve minor sulfides. However, the country rock schist and phylites as well as their contained deformed quartz boudins are consistently weathered to saprolite, and generally lack preserved sulfides.

Collected samples are described and located using hand held GPS at every each site. Waypoints and tracks are downloaded and added to the Property database by contractor Targetgeologia. Sample results are presented in Appendix 1 and composite intervals for hand-trench A are presented in the Mineralization heading.

SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples were sent to 3 laboratories: ACME Analytical Laboratory in Vancouver, B.C., Canada; , SGS-Geosol Laboratory in Belo Horizonte, Brazil; and Intertek Laboratory in Belo Horizonte, Brazil. Prior to delivery to the labs, samples were photographed and secured in numbered bags, with descriptions and GPS locations recorded for each. Targetgeologia, a geological consulting company associated with Infogeo prepared and delivered samples to the Brazilian labs.

ACME’s lab methods involve crushing, splitting, and pulverization of 250 g rock to minus 200 mesh (R200-250), followed by 30g fire assay and aqua regia digestion prior to ICP MS analysis of 36 elements (1DX1). Intertek Laboratory follows similar crushing and pulverization procedures at its prep facility in Belo Horizonte, Brazil, before sending the pulp for 50g fire assay determination of gold using atomic absorption spectroscopy “AS”), and four acid dissolution with TCP-AS for 32 elements. SGS-Geosol operates in Belo Horizonte, and provides 50g fire assay using AAS and multi acid digestion followed by ICP for 36 elements. All labs run pulp duplicates, replicates, blanks, and standards as described in their Analytical Certificates provided in Appendix 1. Notably, highly enriched gold results were returned from each of the three labs, as discussed further in the Data Verification heading below.

          In the authors’ opinion security of samples is adequate for this early stage exploration project.

DATA VERIFICATION

The location of trenches reported by previous workers on the property were verified by visiting the site of each trench, and recording the ends in the field on hand-held GPS (the trenches are filled in, but still recognizable). The results of previous work have been examined digitally and appear consistent with all reports, but cannot be independently verified.

Verification samples were collected at the surface and in outcrop, and successfully replicated the high-value gold values reported from previous workers, as detailed under the ‘Exploration’ heading earlier. Included among the samples collected are some that were collected by hand by author Cookenboo, and which remained in his personal possession until delivery to an independent laboratory in Canada. These 12 verification samples were analyzed at ACME Analytical Laboratory, Vancouver, B.C., and yielded high values including four highest values of 405, 69.83, 39.81 and 25.04 g/t Au from quartz vein float (Table 3).

Table 3: Summary results of verification samples collected and personally secured by author Cookenboo in December 2009. Lab replicates, blanks, standards, and wash results also shown. Note that the pulp replication of HOC09-47 yielded 81.04 g/t Au, confirming enrichment and also showing the inherent variability of the highly enriched samples. The last column shows ACME’s ICP geochemistry result for each sample, which generally confirms the fire assay result.

ADJACENT PROPERTIES

Kinross’ Paracatú Mine, the largest gold mine in Brazil, is located 100 km east of the Pires Property within the Brasilia Belt. The Paracatú Gold Mine is hosted in carbonaceous Proterozoic metasedimentary phylites of the Paracatu Formation, which extends to within 5 km of the Pires property and is controlled by thrust faulting associated with Neoproterozoic deformation of the Brasilia Belt. Although the Paracatú Gold Mine is some distance from the Pires Property, and its mineralization is certainly not necessarily indicative of mineralization on the Pires Property, structural and stratigraphic similarities make it a relevant model for exploration within the Pires Property, and thus it is described briefly below. The description is based on Kinross’ website, its reported NI 43-101 compliant technical reports (Henderson, 2006, Hanson, 2005), reserve estimates, and production history. This information has not been verified by the authors.

Kinross’ Paracatú Gold Mine is a very large, low-grade mine. Proven reserves are 16.1 million ounces gold from 1.263 billion tonnes ore, at a recoverable grade of 0.40 g/t gold, as reported by Kinross (www.kinross.com; December 31, 2008; http://www.kinross.com/media/37517/2008-reserve-resource-statements.pdf). According to Kinross’s financial statements, the Paracatú Gold Mine produced 256,000 ounces through the first three quarters of 2009.

At Paracatú, most of the gold mineralization occurs within deformed quartz boudins and thin veins. A small portion of the gold mineralization extends into the country rock phylites in which the boudins occur. The gold is associated with arsenopyrite, and lesser pyrite, prryhotite, sphalerite and galena, although most is free gold and uses the sulfide as substrate (Hanson, 2005). Petrographic study indicates no gold occurs except in association with sulphides (Hanson, 2005). Gold is associated also with enrichment in As, Pb, Cu, and Zn. The ore zone is the intensely deformed 60 to 80 m thick Boudin Deformation Zone (BDZ), situated between the hanging- and footwall contacts of a gently dipping thrust fault (Henderson, 2006). The mineralization is limited to thinly laminated phylites overlying a metasedimentary quartzite forming the footwall of the thrust fault (Henderson, 2006). Apparently, the contrast in strength between the more easily deformed phylites and the more rigid quartzites is a key to the syn-deformational formation of BDZ (Holcombe, 2005). Anomalous gold mineralization extends in this deformed BDZ more than 6 km NE-SW on strike, and more than 3 km in width. The most important geologic features that distinguish this zone are the frequency of quartz boudins, intense shearing, and arsenopyrite content, according to Henderson (2006). The importance of structural control on the ore body is emphasized by Henderson’s (2006) statement that boudin axes trend north-south outside of the high-strain zone but within the high strain zone, the axes rotate to an east-west orientation.

The strong relationship between structural deformation and the Paracatú ore body emphasizes the importance of detailed mapping of the Pires Property, in order to localize potential syn-deformational targets.

The lithological contrast between hanging wall phylites and footwall quartzites, combined with the metamorphic orientation changing from north-south to east-west within the ore body, are aspects of an exploration model that should be applied to the Pires Property.

MINERAL PROCESSING AND METALLURGICAL TESTING

No metallurgical tests have been undertaken to date.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Pires Property is at an early exploration stage, and no mineral resources exist to date on the licences.

OTHER RELEVANT DATA AND INFORMATION

Successful mineral exploration and evaluation programs run by junior companies are subject to changing commodity prices and raising funds in capital markets. The current near-record high market price for gold is favourable towards raising funds for exploration; future price changes could make fund-raising easier or more difficult.

INTERPRETATION AND CONCLUSIONS

Entourage’s preliminary exploration work has replicated the original reports of gold enriched float occurring within the Pires Property, and confirmed that at least some of the float is locally derived. This float has now been traced back to undeformed quartz veins in bedrock in the Point 1 area within licence 860715/2006. There, the quartz vein is vertical striking 030, approximately parallel with lineaments of the Transbrasiliano extensional event, which affected a broad region of Brazil at the end of the Brasilia Belt compressional deformation. Occurrence of similarly gold-enriched quartz vein float in other parts of the Property suggests mineralized veins make be extensive, and warrants further exploration expenditures, in the authors’ opinion. Based on geochemical analyses of the quartz vein samples, gold is associated with As, Pb, Cu, Zn, Fe and minor sulfides. Notably, some of the most gold-rich samples at 80.1 g/t, 114 g/t and 297 g/t gold consist of mostly hematite and quartz. Given the iron-rich character of most of the vein samples and especially the most gold-enriched, a detailed ground magnetic in areas of abundant quartz vein float may help locate sub-surface extension of such veins.

A second target type of gold mineralization associated with deformed quartz veins (boudins) and country rock schists also warrants further exploration efforts, based on the occurrence of Kinross’ very large Paracatú Gold Mine in similarly deformed rocks 100 km to the east (see “Adjacent Properties” heading earlier), plus hints from gold enriched samples of crenulated quartz veins and schist recovered to date. Deformation occurred to continental margin sedimentary sequence under a compressional foreland basin tectonic regime during the Neoproterozoic. Mineralization is anticipated to be associated with disseminated sulfides, and concentrated at locations of structural discontinuity, such as folds or thrust faults.

Conclusions:

1)

High-grade gold bearing quartz veins occur on the Pires Property. The veins are undeformed and in at least one case strike 030 with a vertical dip, indicating they were emplaced after the end of the Neoproterozoic compressional tectonics that formed the Brasilia Belt, and suggesting they may be associated with remobilization of gold during the latest Neoproterozoic to earliest Phanerozoic Transbrasiliano extension.

2)	The undeformed quartz veins carry gold (up to 404.95 g/t in hand sample) associated with As, Pb, Cu, Zn, Fe and minor sulfides.

3)	Areas of abundant gold-bearing quartz vein float on the property warrant further exploration.

4)	Exploration for gold mineralization within the deformed bedrock schists and quartz boudins is also warranted. Exploration should target structural discontinuities such as thrust faults and folds.

5)	Fresh unweathered bedrock samples are required in order to better evaluate the possibility that gold has been leached within deformed rocks in the saprolite zone.

RECOMMENDATIONS

The recommended exploration program described herein is designed to extend gold mineralization associated with undeformed quartz veins, and to discover potential deposit(s) of gold that might be hosted in deformed quartz veins (boudins) and schist. Phase 1 of the recommended plan and estimated budget of $220,500 CDN is presented in Table 4. This recommended Phase 1 expenditure, when combined with existing expenditures estimated at more than $100,000, will satisfy the first US$300,000 expenditure requirement. Phase 2, which is dependent on the results of Phase 1, is presented in Table 5 with a total estimated cost of $540,000.

Phase 1 – Exploration Plan and Budget

The recommended Phase 1 exploration program will follow up several newly discovered areas of abundant highly enriched float samples, with the intention of determining the location of their origin in bedrock. The follow-up will include detailed surface sample collection and including closely spaced soil geochemistry grids. In context of local topography, these surface surveys are expected to yield up-slope limits to highly gold enriched float. At such points, trenches will be opened by hand to the top of bedrock, assuming overburden is not too thick. The program will also include 450 m of core drilling at the Point 1 area to define the undeformed vein(s) in three dimensions, as well as to better determine the gold content of fresh schist country rock.

The recommended Phase 1 work program includes the following:

  Continuing surface sampling in unsampled or minimally sampled areas of the Property

  Completion of detailed structural and geological mapping

  Surface follow-up of high-grade sample sites, including geochem and hand trenching

  High resolution ground magnetic lines at the Point 1 area to determine efficacy

  Drilling (450 m) at Point 1 to confirm 3D orientation of veins, vein density, and gold abundance in fresh bedrock

Table 4: Phase 1 budget and plan.

Phase 2 – Exploration Plan and Budget (dependent on results Phase 1)

The Phase 2 exploration plan and budget assumes success in defining several near surface, high-grade gold quartz vein systems, as well as buried targets. The Phase 2 budget includes:

  Drilling (1800 m) at an anticipated 3 to 5 target areas.

  Continuing surface follow-up of high-grade sample sites, including geochem and hand trenching

  High resolution ground magnetic surveys to locate veins in bedrock at new targets

  Continuing surface sampling in unsampled or minimally sampled areas of the Property

  Developing targets from detailed structural and geological mapping

Table 5: Phase 2 budget and exploration plan (dependent on results from Phase 1).

REFERENCES

Arora, B.R., Trivedi, N.B., Vitorello, A.L., Padilha, A.L., Rigoti, A., and Chamalaun, F.H., 1999. Overview of Geomagnetic Deep Soundings (GDS) as applied to the Paranaíba Basin, North-Northeast Brazil, Revista Brasileira Geofísica v. 17. http://www.scielo.br/scielo.php?script=sci_arttext&pid=S0102-261X1999000100005

CPRM, 2000. Mapa Geológico do Estado de Goiás e Distrito Federal. Scale 1:500,000. Editor Lauro Morhy.

CPRM, 2003. Mapa Geológico do Estado de Minas Gerais, scale 1: 1,000,000. Compilation.

Feyssinet, P., and Itard, Y., 1997. Geochemical mass balance of gold under various tropical weathering conditions: application to exploration. Proceedings of Exploration 97: Fourth Decennial International conference on mineral Exploration, Gubins, A.G. (ed.), p. 347-354.

Gibson, S.A., Thompson, R.N., Leonardos, O.H., Dickin, A.P., and Mitchell, J.G., 1995. The Late Cretaceous impact of the Trindade Mantle Plume: Evidence from Large-Volume, Mafic, Potassic Magmatism in SE Brazil. Journal of Petrology, v.36, p. 189-227.

James, D.E., and Assumpcao, M., 1993. Preliminary seismic studies of continental lithosphere beneath SE Brazil. Transactions, American Geophysical Union, v. 74, p. 426.

Machado, N., Noce, C.M., Ladeira, E.A., and Belo de Oliveira, O., 1992. U-Pb geochronology of Archean magmatism and Proterozoic metamorphism in the Quadrilátero Ferriferoé, southern São Francisco craton, Brazil. Geological Society of America, bulletin, v. 104, p. 1221-1227.

Minerios, 2008. 200 Largest Mines in Brazil.Ranking MIN298 Tabelas Substancias, Revista Minérios & Minerales. www.minerios.com.br August, 2008, p. 30-45.

Streider, A. J., and Suita, M. T. de F., 1999. Neoproterozoic geotectonic evolution of Tocantins Structural province, Central Brazil. Journal of Geodynamics, v. 28, p.267-289.

Pimentel. M., 2008. Provenance and tectonic setting of neoproterozoic detrital sediments of the Brasilia belt. Abstracts, 33rd International Geological Congress, Oslo, http://www.cprm.gov.br/33IGC/1342233.html

Valeriano, C.M., Pimentel, M.M., Heilbron, M., Almeida, J.C.H., and Trouw, R.A., 2008. Tectonic evolution of the Brasilia Belt, Central Brazil, and early assembly of Gondwana. Geological Society of London, Special Publications; v. 294, p. 197-210.

DATE AND SIGNATURE PAGE

This report titled “43-101 Technical Report on the Pires Gold Property, Southern Goiás State, Brazil”, and dated February 12, 2010 was prepared by and signed by the following authors:

(signed) and (sealed)
Dated at Vancouver, British Columbia	Harrison Cookenboo, PhD, PGeo
February 12, 2010	Consulting Geologist

“Willem Fuchter”
(“signed by”) and (“sealed”)

Dated at Buenos Aires, Argentina	Willem Fuchter, PhD, PGeo
February 12, 2010	Consulting Geologist

CERTIFICATES OF QUALIFICATION

HARRISON COOKENBOO, PhD, PGeo, PGeol

As co-author of this report titled “43-101 Technical Report on the Pires Property, southern Goias State, Brazil” (the Technical Report) prepared for and on behalf of Entourage Mining Ltd (Entourage) dated February 12, 2010, I do hereby certify that:

I am a consulting geologist providing my services through:

B.C. 664163 Ltd.
278 West 5th Street
North Vancouver, B.C. Canada V7M 1K
TEL: 1-604-762-5587
Email: hcookenboo@shaw.ca

I graduated with a Bachelor of Science Degree (cum laude) in geology from Duke University (Durham, North Carolina) in 1981. In addition, I have obtained a Masters of Science in geology from the University of British Columbia in 1989, and a Ph.D. in geology from the University of British Columbia in 1994.

I am a member of the British Columbia Association of Professional Engineers and Geologists (P.Geo #23483), a member of the Association of Professional Geoscientists of Ontario (#1358), and le Ordre des géologues du Québec, as well as a Fellow of the Geological Association of Canada.

I have worked as a geologist for 23 years since graduation from Duke University in 1981. From 1981 to 1986, I worked for Cities Service Oil and Gas Corporation (later Occidental Petroleum) as an exploration geologist generating and evaluating hydrocarbon prospects in the Gulf of Mexico. Between 1987 and 1993, I completed my M.Sc. and Ph.D. degrees and worked as a research and teaching assistant at the University of British Columbia. From 1993 to the present, I have worked in mineral exploration, including diamonds, gold, nickel, copper, and the platinum group metals, first for Canamera Geological (later Meridian Geoscience), and since 2002 as an independent consulting geologist. I was appointed a Senior Associate Geologist by Watts, Griffis and McOuat Consulting Geologists and Engineers, Toronto Canada in 2004.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with appropriate professional associations (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the evaluation of early stage exploration properties in Brazil, for the purposes of NI 43-101. I have examined, evaluated and reported on quartz vein gold projects in metasedimentary strata comparable to the Pires Property in the states of Tocantins, Minas Gerais, Rio Grande do Norte and Goiás, Brazil.

I am responsible for preparation of all sections of the technical report titled “43-101 Technical Report on the Pires Property, southern Goiás State, Brazil” and dated February 12, 2010 (the “Technical Report”). I have visited the properties 4 times between April 2009 and January 2010, for an aggregate period of in excess of 25 days. During those visits, I have conducted field work consisting of geology, sampling, sample verification, and trenching.

I have been involved in exploration of Entourages’ Pires Property since April 2009.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

I am not independent of the issuer Entourage Mining Ltd. by virtue of my involvement, applying all tests in section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report in support of Entourage Mining Ltd.’s listing application with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated at Vancouver, British Columbia February 12, 2010

Harrison O. Cookenboo
(signed by) and (sealed)

WILLEM FUCHTER, PhD PGeo

As co-author of this report titled “43-101 Technical Report on the Pires Property, southern Goias State, Brazil” (theTechnical Report) prepared for Entourage Mining Ltd (Entourage) dated February 12, 2010, I do hereby certify that:

I am an Independent Consulting Geologist residing at Apartment 11A, Salguero 2484, Buenos Aires, 1425 Argentina.

I am a university graduate and have received the following degrees:

BSc (Hons) 1978 – Rhodes University, Grahamstown, South Africa

MSc 1982 – Queen's University, Kingston, Ontario, Canada

PhD 1990 – Queen's University, Kingston, Ontario, Canada

I am registered as a Professional Geoscientist in the Province of Ontario (Reg.# 0167), and am a Member of the Prospectors and Developers Association of Canada.

I visited the Pires project area, examined the property, undertook limited check sampling, and reviewed exploration data with Entourage’s field personnel between January 26 and 28, 2010. The Technical Report for which I am co-responsible is based on my personal review of information provided by Entourage, on discussions with Entourage personnel, on information available in the public domain, and on my site visit.

I have worked as an exploration geologist for over 25 years. My relevant experience for the purpose of the Technical Report is: Exploration Geologist:

Saudi Arabia, British Columbia, Zimbabwe 1978 to 1987

Exploration Manager: Zimbabwe, Botswana, South Africa, Argentina 1990 to 2001

Independent Consulting Geologist: Argentina, Brazil, Chile, Ecuador, Peru, Venezuela, and China 2002 to Present

Work performed on a Sediment Hosted Vein (SHV) deposit in China (CSH-217 in Inner Mongolia, 2004), and assessed and examined SHV prospects in the Paracatu area of Minas Gerais State, Brazil (2007)

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

I am independent of Entourage applying the test set out in Section 1.4 of National Instrument 43-101.

I have had no prior involvement with the property that is the subject of the Technical Report.

I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report which is not reflected in the Technical Report

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated at Buenos Aires, Argentina
February 12, 2010

“Willem Fuchter”
Willem A. H. Fuchter, PhD PGeo
(“signed by”) and (“sealed”)

APPENDIX 1

Laboratory certificates for Entourage Mining Ltd analyses

AcmeLabs ACME ANALYTICAL LABORATORIES LTD.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Submitted By:	Harrison Cookenboo
Receiving Lab:	Canada-Vancouver
Received:	May 05, 2009
Report Date:	May 07, 2009
Page:	1 of 2

CERTIFICATE OF ANALYSIS VAN09001529.1

CLIENT JOB INFORMATION

Project:	None Given
Shipment ID:	
P.O. Number	
Number of Samples:	12

SAMPLE DISPOSAL

STOR-PLP	Store After 90 days Invoice for Storage
DISP-RJT	Dispose of Reject After 90 days

Acme does not accept responsibility for samples left at the laboratory after 90 days without prior written instructions for sample storage or return.

SAMPLE PREPARATION AND ANALYTICAL PROCEDURES

Method Code	Number of Samples	Code Description	Test Wgt (g)	Report Status
R200	12	Crush, split and pulverize rock to 200 mesh		
G6	12	Fire assay fusion Au by ICP-ES.	30	Completed
1DX	12	1:1:1 Aqua Regia digestion ICP-MS analysis	0.5	Completed

ADDITIONAL COMMENTS

Invoice To: Entourage Mining Inc.
614 - 475 Howe St.
Vancouver BC V6C 2B3
Canada

CC:

BRITISH COLUMBIA CERTIFIED ASSAYER
RAYMOND CHAN

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.
All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of analysis only.
"*" asterisk indicates that an analytical result could not be provided due to unusually high levels of interference from other elements.

AcmeLabs ACME ANALYTICAL LABORATORIES LTD.

1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716

www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: May 07, 2009

Page: 2 of 2 Part 1

CERTIFICATE OF ANALYSIS VAN09001529.1

	Method	WGHT	G6	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX
	Analyte	Wgt	Au	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V
	Unit	kg	gm/mt	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm
	MDL	0.01	0.01	0.1	0.1	0.1	1	0.1	0.1	0.1	1	0.01	0.5	0.1	0.5	0.1	1	0.1	0.1	0.1	2
HOC09 P001 A	Rock	0.18	8.26	22.9	110.4	1064	274	8.0	19.8	13.1	71	6.32	469.0	2.7	6872	0.4	2	0.2	15.0	0.3	116
HOC09 P001 B	Rock	0.19	23.78	4.5	136.9	1507	436	11.6	4.6	3.7	533	8.30	502.8	3.4	19837	0.6	7	0.7	14.4	1.4	8
HOC09 P001 C	Rock	0.29	17.75	49.1	227.5	1679	198	7.4	22.3	22.9	267	27.49	2157	7.5	17490	0.7	4	0.5	4.4	1.6	365
HOC09 P001 D	Rock	0.23	10.87	14.1	132.5	1415	508	3.1	15.9	9.8	137	7.85	514.5	3.9	6247	0.8	2	0.8	8.9	1.1	56
HOC09 P001 E	Rock	0.32	2.16	3.0	25.3	261.3	54	1.0	4.6	2.2	30	2.45	137.6	0.7	2074	0.4	<1	<0.1	4.8	0.2	25
HOC09 P001 F	Rock	0.09	13.61	8.9	94.9	1062	161	16.5	8.2	4.9	81	8.68	789.2	1.9	13255	0.2	1	0.6	11.7	0.2	29
HOC09 P001 H	Rock	0.39	1.45	3.0	26.0	46.4	66	0.3	8.9	9.9	108	4.24	593.3	1.2	1438	0.5	1	0.2	0.9	<0.1	123
HOC09 P002	Rock	0.28	17.36	8.0	64.2	139.0	58	4.1	29.7	7.1	28	26.52	1285	3.0	31765	9.9	4	0.1	2.7	1.0	56
HOC09 P007	Rock	0.21	1.21	41.2	130.8	1867	301	0.6	63.4	22.8	129	29.14	2398	14.1	649.9	7.9	3	0.2	22.6	4.9	298
HOC09 P011	Rock	0.46	0.06	0.3	3.4	8.9	9	<0.1	3.3	2.6	97	0.88	11.1	0.1	31.7	0.6	2	<0.1	0.2	<0.1	2
HOC09 P012	Rock	0.75	0.01	0.2	3.4	38.6	21	<0.1	4.0	2.0	148	2.22	9.7	0.2	4.1	0.5	2	<0.1	0.1	1.9	4
HOC09 P015	Rock	0.33	24.97	4.4	80.1	2057	41	16.4	15.7	26.4	177	2.71	203.8	0.7	24587	0.5	5	<0.1	7.2	0.2	43

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

AcmeLabs
ACME ANALYTICAL LABORATORIES LTD.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: May 07, 2009

Page: 2 of 2 Part 2

CERTIFICATE OF ANALYSIS VAN09001529.1

	Method	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX
	Analyte	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se
	Unit	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm
	MDL	0.01	0.001	1	1	0.01	1	0.001	20	0.01	0.001	0.01	0.1	0.01	0.1	0.1	0.05	1	0.5
HOC09 P001 A	Rock	0.01	0.008	1	6	0.01	8	0.001	<20	0.06	0.002	0.02	0.2	0.01	0.3	<0.1	0.24	<1	29.6
HOC09 P001 B	Rock	<0.01	0.024	3	9	<0.01	39	<0.001	<20	0.09	0.004	0.02	0.1	0.05	0.5	<0.1	<0.05	<1	2.7
HOC09 P001 C	Rock	0.02	0.010	3	5	<0.01	50	<0.001	<20	0.05	<0.001	0.02	0.4	0.03	0.3	<0.1	<0.05	1	54.1
HOC09 P001 D	Rock	<0.01	0.013	6	8	<0.01	8	<0.001	<20	0.09	0.002	0.04	0.2	0.01	0.4	<0.1	<0.05	<1	17.2
HOC09 P001 E	Rock	<0.01	0.006	1	7	<0.01	4	<0.001	<20	0.05	0.002	0.01	0.2	<0.01	0.2	<0.1	<0.05	<1	6.9
HOC09 P001 F	Rock	<0.01	0.010	1	9	<0.01	4	<0.001	<20	0.05	0.003	<0.01	0.1	0.01	0.1	<0.1	3.26	<1	13.8
HOC09 P001 H	Rock	<0.01	0.005	3	6	<0.01	18	<0.001	<20	0.03	0.002	<0.01	0.1	<0.01	0.2	<0.1	<0.05	<1	12.3
HOC09 P002	Rock	<0.01	0.071	23	26	<0.01	32	0.002	<20	0.39	0.007	0.13	0.5	0.03	1.3	<0.1	<0.05	1	8.5
HOC09 P007	Rock	0.01	0.015	3	12	<0.01	36	0.002	<20	0.14	0.002	0.02	0.3	<0.01	1.4	<0.1	<0.05	1	6.1
HOC09 P011	Rock	<0.01	0.004	2	9	<0.01	7	<0.001	<20	0.06	0.003	0.02	<0.1	<0.01	0.6	<0.1	<0.05	<1	<0.5
HOC09 P012	Rock	<0.01	0.005	<1	9	<0.01	18	<0.001	<20	0.12	<0.001	<0.01	<0.1	<0.01	1.8	<0.1	<0.05	<1	<0.5
HOC09 P015	Rock	<0.01	0.038	4	10	<0.01	14	<0.001	<20	0.08	0.003	<0.01	0.1	0.33	0.3	<0.1	<0.05	<1	8.2

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

AcmeLabs ACME ANALYTICAL LABORATORIES LTD.

1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716

www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given

Report Date: May 07, 2009

Page: 1 of 1 Part 1

QUALITY CONTROL REPORT VAN09001529.1

	Method	WGHT	G6	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX
	Analyte	Wgt	Au	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V
	Unit	kg	gm/mt	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm
	MDL	0.01	0.01	0.1	0.1	0.1	1	0.1	0.1	0.1	1	0.01	0.5	0.1	0.5	0.1	1	0.1	0.1	0.1	2
Pulp Duplicates																					
HOC09 P001 F	Rock	0.09	13.61	8.9	94.9	1062	161	16.5	8.2	4.9	81	8.68	789.2	1.9	13255	0.2	1	0.6	11.7	0.2	29
REP HOC09 P001 F	QC			8.7	91.1	1043	153	16.8	7.5	5.0	78	8.44	767.6	2.0	14266	0.2	1	0.7	11.9	0.2	28
HOC09 P015	Rock	0.33	24.97	4.4	80.1	2057	41	16.4	15.7	26.4	177	2.71	203.8	0.7	24587	0.5	5	<0.1	7.2	0.2	43
REP HOC09 P015	QC		23.88																		
Reference Materials																					
STD DS7	Standard			20.6	97.7	63.7	381	0.8	54.7	9.5	629	2.38	49.9	4.2	69.8	3.6	62	6.1	4.8	4.3	81
STD DS7	Standard			19.8	103.4	62.0	397	0.8	56.6	9.7	639	2.38	56.0	4.4	64.9	3.6	63	6.2	5.0	4.3	80
STD OXH55	Standard		1.35																		
STD OXH55 Expected			1.282																		
STD DS7 Expected				20.5	109	70.6	411	0.9	56	9.7	627	2.39	48.2	4.9	70	4.4	69	6.4	4.6	4.5	84
BLK	Blank		<0.01																		
BLK	Blank			<0.1	<0.1	<0.1	<1	<0.1	<0.1	<0.1	<1	<0.01	<0.5	<0.1	<0.5	<0.1	<1	<0.1	<0.1	<0.1	<2
Prep Wash																					
G1	Prep Blank	<0.01	<0.01	0.3	2.0	2.7	44	<0.1	3.8	4.3	547	1.97	<0.5	1.5	1.4	3.0	68	<0.1	<0.1	<0.1	38
G1	Prep Blank	<0.01	<0.01	0.2	1.8	2.3	42	<0.1	3.7	4.3	543	1.94	<0.5	1.3	0.5	2.9	58	<0.1	<0.1	<0.1	38

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

AcmeLabs ACME ANALYTICAL LABORATORIES LTD.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: May 07, 2009

Page: 1 of 1 Part 2

QUALITY CONTROL REPORT VAN09001529.1

	Method	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX
	Analyte	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se
	Unit	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm
	MDL	0.01	0.001	1	1	0.01	1	0.001	20	0.01	0.001	0.01	0.1	0.01	0.1	0.1	0.05	1	0.5
Pulp Duplicates																			
HOC09 P001 F	Rock	<0.01	0.010	1	9	<0.01	4	<0.001	<20	0.05	0.003	<0.01	0.1	0.01	0.1	<0.1	3.26	<1	13.8
REP HOC09 P001 F	QC	<0.01	0.010	1	8	<0.01	4	<0.001	<20	0.05	0.002	<0.01	0.1	<0.01	0.2	<0.1	3.19	<1	14.2
HOC09 P015	Rock	<0.01	0.038	4	10	<0.01	14	<0.001	<20	0.06	0.003	<0.01	0.1	0.33	0.3	<0.1	<0.05	<1	8.2
REP HOC09 P015	QC																		
Reference Materials																			
STD DS7	Standard	0.88	0.081	10	207	1.01	427	0.105	43	0.95	0.091	0.49	3.9	0.20	1.9	4.1	0.19	5	3.7
STD DS7	Standard	0.88	0.075	10	205	1.01	437	0.103	41	0.96	0.089	0.49	3.6	0.20	2.0	4.3	0.19	5	3.3
STD OXH55	Standard																		
STD OXH55 Expected																			
STD DS7 Expected		0.93	0.08	12	179	1.05	370	0.124	39	0.959	0.089	0.44	3.4	0.2	2.5	4.2	0.19	5	3.5
BLK	Blank																		
BLK	Blank	<0.01	<0.001	<1	<1	<0.01	<1	<0.001	<20	<0.01	<0.001	<0.01	<0.1	<0.01	<0.1	<0.1	<0.05	<1	<0.5
Prep Wash																			
G1	Prep Blank	0.54	0.075	6	8	0.57	281	0.123	<20	1.12	0.133	0.63	<0.1	<0.01	1.9	0.3	<0.05	5	<0.5
G1	Prep Blank	0.52	0.076	7	9	0.58	260	0.119	<20	1.04	0.101	0.58	0.1	<0.01	1.8	0.3	<0.05	5	<0.5

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

AcmeLabs Acme Analytical Laboratories (Vancouver) Ltd.

1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716

www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Submitted By:	Harrison Cookenboo
Receiving Lab:	Canada-Vancouver
Received:	May 05, 2009
Report Date:	October 29, 2009
Page:	1 of 2

CERTIFICATE OF ANALYSIS VAN09001529.2

CLIENT JOB INFORMATION

Project:	None Given
Shipment ID:	
P.O. Number	
Number of Samples:	12

SAMPLE DISPOSAL

STOR-PLP	Store After 90 days Invoice for Storage
DISP-RJT	Dispose of Reject After 90 days

Acme does not accept responsibility for samples left at the laboratory after 90 days without prior written instructions for sample storage or return.

SAMPLE PREPARATION AND ANALYTICAL PROCEDURES

Method Code	Number of Samples	Code Description	Test Wgt (g)	Report Status	Lab
R200	12	Crush, split and pulverize rock to 200 mesh			VAN
G6	12	Fire assay fusion Au by ICP-ES.	30	Completed	VAN
1DX	12	1:1:1 Aqua Regia digestion ICP-MS analysis	0.5	Completed	VAN
G606	10	Fire Assay fusion Au, Pt, Pd by ICP-ES	30	Completed	VAN

ADDITIONAL COMMENTS

Version 2: G606 Au Pt Pd included

Invoice To: Entourage Mining Inc.
614 - 475 Howe St.
Vancouver BC V6C 2B3
Canada

CC:

BRITISH COLUMBIA
CERTIFIED ASSAYER
RAYMOND CHAN
CHIEF ASSAYER

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.
All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of analysis only.
*** asterisk indicates that an analytical result could not be provided due to unusually high levels of interference from other elements.

AcmeLabs
Acme Analytical Laboratories (Vancouver) Ltd.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: October 29, 2009

Page: 2 of 2 Part 1

CERTIFICATE OF ANALYSIS VAN09001529.2

	Method	WGHT	G6	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX
	Analyte	Wgt	Au	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V
	Unit	kg	gm/mt	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm
	MDL	0.01	0.01	0.1	0.1	0.1	1	0.1	0.1	0.1	1	0.01	0.5	0.1	0.5	0.1	1	0.1	0.1	0.1	2
HOC09 P001 A	Rock	0.18	8.26	22.9	110.4	1064	274	8.0	19.8	13.1	71	6.32	469.0	2.7	6872	0.4	2	0.2	15.0	0.3	116
HOC09 P001 B	Rock	0.19	23.78	4.5	136.9	1507	436	11.6	4.6	3.7	533	8.30	502.8	3.4	19837	0.6	7	0.7	14.4	1.4	8
HOC09 P001 C	Rock	0.29	17.75	49.1	227.5	1679	198	7.4	22.3	22.9	267	27.49	2157	7.5	17490	0.7	4	0.5	4.4	1.6	365
HOC09 P001 D	Rock	0.23	10.87	14.1	132.5	1415	508	3.1	15.9	9.8	137	7.85	514.5	3.9	6247	0.8	2	0.8	8.9	1.1	56
HOC09 P001 E	Rock	0.32	2.16	3.0	25.3	261.3	54	1.0	4.6	2.2	30	2.45	137.6	0.7	2074	0.4	<1	<0.1	4.8	0.2	25
HOC09 P001 F	Rock	0.09	13.61	8.9	94.9	1062	161	16.5	8.2	4.9	81	8.68	789.2	1.9	13255	0.2	1	0.6	11.7	0.2	29
HOC09 P001 H	Rock	0.39	1.45	3.0	26.0	46.4	66	0.3	8.9	9.9	108	4.24	593.3	1.2	1438	0.5	1	0.2	0.9	<0.1	123
HOC09 P002	Rock	0.28	17.36	8.0	64.2	139.0	58	4.1	29.7	7.1	28	26.52	1285	3.0	31765	9.9	4	0.1	2.7	1.0	56
HOC09 P007	Rock	0.21	1.21	41.2	130.8	1867	301	0.6	63.4	22.8	129	29.14	2398	14.1	649.9	7.9	3	0.2	22.6	4.9	298
HOC09 P011	Rock	0.46	0.06	0.3	3.4	8.9	9	<0.1	3.3	2.6	97	0.88	11.1	0.1	31.7	0.6	2	<0.1	0.2	<0.1	2
HOC09 P012	Rock	0.75	0.01	0.2	3.4	38.6	21	<0.1	4.0	2.0	148	2.22	9.7	0.2	4.1	0.5	2	<0.1	0.1	1.9	4
HOC09 P015	Rock	0.33	24.97	4.4	80.1	2057	41	16.4	15.7	26.4	177	2.71	203.8	0.7	24587	0.5	5	<0.1	7.2	0.2	43

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

AcmeLabs
Acme Analytical Laboratories (Vancouver) Ltd.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: October 29, 2009

Page: 2 of 2 Part 2

CERTIFICATE OF ANALYSIS VAN09001529.2

	Method	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	G6	G6
	Analyte	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se	Au	Pt
	Unit	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm	gm/mt	gm/mt
	MDL	0.01	0.001	1	1	0.01	1	0.001	20	0.01	0.001	0.01	0.1	0.01	0.1	0.1	0.05	1	0.5	0.01	0.01
HOC09 P001 A	Rock	0.01	0.008	1	6	0.01	8	0.001	<20	0.06	0.002	0.02	0.2	0.01	0.3	<0.1	0.24	<1	29.6	8.49	<0.01
HOC09 P001 B	Rock	<0.01	0.024	3	9	<0.01	39	<0.001	<20	0.09	0.004	0.02	0.1	0.05	0.5	<0.1	<0.05	<1	2.7	17.01	<0.01
HOC09 P001 C	Rock	0.02	0.010	3	5	<0.01	50	<0.001	<20	0.05	<0.001	0.02	0.4	0.03	0.3	<0.1	<0.05	1	54.1	17.28	<0.01
HOC09 P001 D	Rock	<0.01	0.013	6	8	<0.01	8	<0.001	<20	0.09	0.002	0.04	0.2	0.01	0.4	<0.1	<0.05	<1	17.2	10.92	<0.01
HOC09 P001 E	Rock	<0.01	0.006	1	7	<0.01	4	<0.001	<20	0.05	0.002	0.01	0.2	<0.01	0.2	<0.1	<0.05	<1	6.9	1.76	<0.01
HOC09 P001 F	Rock	<0.01	0.010	1	9	<0.01	4	<0.001	<20	0.05	0.003	<0.01	0.1	0.01	0.1	<0.1	3.26	<1	13.8	14.10	<0.01
HOC09 P001 H	Rock	<0.01	0.005	3	6	<0.01	18	<0.001	<20	0.03	0.002	<0.01	0.1	<0.01	0.2	<0.1	<0.05	<1	12.3	1.77	<0.01
HOC09 P002	Rock	<0.01	0.071	23	26	<0.01	32	0.002	<20	0.39	0.007	0.13	0.5	0.03	1.3	<0.1	<0.05	1	8.5	35.48	<0.01
HOC09 P007	Rock	0.01	0.015	3	12	<0.01	36	0.002	<20	0.14	0.002	0.02	0.3	<0.01	1.4	<0.1	<0.05	1	6.1	1.14	<0.01
HOC09 P011	Rock	<0.01	0.004	2	9	<0.01	7	<0.001	<20	0.06	0.003	0.02	<0.1	<0.01	0.6	<0.1	<0.05	<1	<0.5	N.A.	N.A.
HOC09 P012	Rock	<0.01	0.005	<1	9	<0.01	18	<0.001	<20	0.12	<0.001	<0.01	<0.1	<0.01	1.8	<0.1	<0.05	<1	<0.5	N.A.	N.A.
HOC09 P015	Rock	<0.01	0.038	4	10	<0.01	14	<0.001	<20	0.08	0.003	<0.01	0.1	0.33	0.3	<0.1	<0.05	<1	8.2	25.22	<0.01

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

AcmeLabs
Acme Analytical Laboratories (Vancouver) Ltd.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: October 29, 2009

Page: 2 of 2 Part 3

CERTIFICATE OF ANALYSIS VAN09001529.2

	Method	G6
	Analyte	Pd
	Unit	gm/mt
	MDL	0.01
HOC09 P001 A	Rock	<0.01
HOC09 P001 B	Rock	<0.01
HOC09 P001 C	Rock	<0.01
HOC09 P001 D	Rock	<0.01
HOC09 P001 E	Rock	<0.01
HOC09 P001 F	Rock	<0.01
HOC09 P001 H	Rock	<0.01
HOC09 P002	Rock	<0.01
HOC09 P007	Rock	<0.01
HOC09 P011	Rock	N.A.
HOC09 P012	Rock	N.A.
HOC09 P015	Rock	<0.01

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

AcmeLabs Acme Analytical Laboratories (Vancouver) Ltd.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716

www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: October 29, 2009

Page: 1 of 1 Part 1

QUALITY CONTROL REPORT VAN09001529.2

	Method	WGHT	G6	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX
	Analyte	Wgt	Au	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb	Bi	V
	Unit	kg	gm/mt	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm	ppm	ppm
	MDL	0.01	0.01	0.1	0.1	0.1	1	0.1	0.1	0.1	1	0.01	0.5	0.1	0.5	0.1	1	0.1	0.1	0.1	2
Pulp Duplicates																					
HOC09 P001 F	Rock	0.09	13.61	8.9	94.9	1062	161	16.5	8.2	4.9	81	8.68	789.2	1.9	13255	0.2	1	0.6	11.7	0.2	29
REP HOC09 P001 F	QC			8.7	91.1	1043	153	16.8	7.5	5.0	78	8.44	767.6	2.0	14266	0.2	1	0.7	11.9	0.2	28
HOC09 P015	Rock	0.33	24.97	4.4	80.1	2057	41	16.4	15.7	26.4	177	2.71	203.8	0.7	24587	0.5	5	<0.1	7.2	0.2	43
REP HOC09 P015	QC		23.88																		
Reference Materials																					
STD CDN-PGMS-15	Standard																				
STD DS7	Standard			20.6	97.7	63.7	381	0.8	54.7	9.5	629	2.38	49.9	4.2	69.8	3.6	62	6.1	4.8	4.3	81
STD DS7	Standard			19.8	103.4	62.0	397	0.8	56.6	9.7	639	2.38	56.0	4.4	64.9	3.6	63	6.2	5.0	4.3	80
STD OXH55	Standard		1.35																		
STD OXH55 Expected			1.282																		
STD DS7 Expected				20.5	109	70.6	411	0.9	56	9.7	627	2.39	48.2	4.9	70	4.4	69	6.4	4.6	4.5	84
STD CDN-PGMS-15																					
BLK	Blank		<0.01																		
BLK	Blank			<0.1	<0.1	<0.1	<1	<0.1	<0.1	<0.1	<1	<0.01	<0.5	<0.1	<0.5	<0.1	<1	<0.1	<0.1	<0.1	<2
BLK	Blank																				
Prep Wash																					
G1	Prep Blank	<0.01	<0.01	0.3	2.0	2.7	44	<0.1	3.8	4.3	547	1.97	<0.5	1.5	1.4	3.0	68	<0.1	<0.1	<0.1	38
G1	Prep Blank	<0.01	<0.01	0.2	1.8	2.3	42	<0.1	3.7	4.3	543	1.94	<0.5	1.3	0.5	2.9	58	<0.1	<0.1	<0.1	38

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

AcmeLabs Acme Analytical Laboratories (Vancouver) Ltd.

1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716

www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: October 29, 2009

Page: 1 of 1 Part 2

QUALITY CONTROL REPORT VAN09001529.2

	Method	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**1DX**	**G6**	**G6**
	Analyte	**Ca**	**P**	**La**	**Cr**	**Mg**	**Ba**	**Ti**	**B**	**Al**	**Na**	**K**	**W**	**Hg**	**Sc**	**Tl**	**S**	**Ga**	**Se**	**Au**	**Pt**
	Unit	**%**	**%**	**ppm**	**ppm**	**%**	**ppm**	**%**	**ppm**	**%**	**%**	**%**	**ppm**	**ppm**	**ppm**	**ppm**	**%**	**ppm**	**ppm**	**gm/mt**	**gm/mt**
	MDL	**0.01**	**0.001**	**1**	**1**	**0.01**	**1**	**0.001**	**20**	**0.01**	**0.001**	**0.01**	**0.1**	**0.01**	**0.1**	**0.1**	**0.05**	**1**	**0.5**	**0.01**	**0.01**
Pulp Duplicates																					
HOC09 P001 F	Rock	<0.01	0.010	1	9	<0.01	4	<0.001	<20	0.05	0.003	<0.01	0.1	0.01	0.1	<0.1	3.26	<1	13.8	14.10	<0.01
REP HOC09 P001 F	QC	<0.01	0.010	1	8	<0.01	4	<0.001	<20	0.05	0.002	<0.01	0.1	<0.01	0.2	<0.1	3.19	<1	14.2		
HOC09 P015	Rock	<0.01	0.038	4	10	<0.01	14	<0.001	<20	0.08	0.003	<0.01	0.1	0.33	0.3	<0.1	<0.05	<1	8.2	25.22	<0.01
REP HOC09 P015	QC																				
Reference Materials																					
STD CDN-PGMS-15	Standard																			0.40	0.11
STD DS7	Standard	0.88	0.081	10	207	1.01	427	0.105	43	0.95	0.091	0.49	3.9	0.20	1.9	4.1	0.19	5	3.7		
STD DS7	Standard	0.88	0.075	10	205	1.01	437	0.103	41	0.98	0.089	0.49	3.6	0.20	2.0	4.3	0.19	5	3.3		
STD OXH55	Standard																				
STD OXH55 Expected																					
STD DS7 Expected		0.93	0.08	12	179	1.05	370	0.124	39	0.959	0.089	0.44	3.4	0.2	2.5	4.2	0.19	5	3.5		
STD CDN-PGMS-15																				0.41	0.098
BLK	Blank																				
BLK	Blank	<0.01	<0.001	<1	<1	<0.01	<1	<0.001	<20	<0.01	<0.001	<0.01	<0.1	<0.01	<0.1	<0.1	<0.05	<1	<0.5		
BLK	Blank																			<0.01	<0.01
Prep Wash																					
G1	Prep Blank	0.54	0.075	6	8	0.57	281	0.123	<20	1.12	0.133	0.63	<0.1	<0.01	1.9	0.3	<0.05	5	<0.5	N.A.	N.A.
G1	Prep Blank	0.52	0.076	7	9	0.58	260	0.119	<20	1.04	0.101	0.58	0.1	<0.01	1.8	0.3	<0.05	5	<0.5	N.A.	N.A.

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

Acme Analytical Laboratories (Vancouver) Ltd.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: October 29, 2009

Page: 1 of 1 Part 3

QUALITY CONTROL REPORT VAN09001529.2

	Method	G6
	Analyte	Pd
	Unit	gm/mt
	MDL	0.01
Pulp Duplicates		
HOC09 P001 F	Rock	<0.01
REP HOC09 P001 F	QC	
HOC09 P015	Rock	<0.01
REP HOC09 P015	QC	
Reference Materials		
STD CDN-PGMS-15	Standard	0.46
STD DS7	Standard	
STD DS7	Standard	
STD OXH55	Standard	
STD OXH55 Expected		
STD DS7 Expected		
STD CDN-PGMS-15		0.428
BLK	Blank	
BLK	Blank	
BLK	Blank	<0.01
Prep Wash		
G1	Prep Blank	N.A.
G1	Prep Blank	N.A.

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

REP No.	GQ0904339
Customer	Entourage Mining Ltd
Attention	Herrison Cookenboo
Reference	Pedido 11/05/09
Project

Type	Sample ID	Au	Au	Au	Au	Ag	Al	As	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu
		GM/T	ppb	ppb	ppb	ppm	%	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm
SMP	BRANCO_PREP	<5	<5	N.A.	N.A.	<3	0.04	<10	4	<3	<20	0.03	<3	<8	<3	4
SMP	HOC-09-P002 A	8.94	8941	N.A.	N.A.	<3	6.96	753	564	3	<20	0.03	<3	<8	71	38
SMP	HOC-09-P002 B	3.41	3408	N.A.	N.A.	<3	7.6	639	606	3	<20	0.03	<3	<8	65	23
SMP	HOC-09-P014 A	0.45	445	N.A.	N.A.	<3	0.17	495	178	<3	<20	0.05	<3	298	6	778
REP	HOC-09-P002 B	#VALUE!	--	--	--	<3	7.52	667	610	3	<20	0.03	<3	<8	73	24
REP	HOC-09-P001 K	33.59	33592	N.A.	N.A.	--	--	--	--	--	--	--	--	--	--	--
STD	CDN-CGS-17	2.22	2224	N.A.	N.A.	--	--	--	--	--	--	--	--	--	--	--
SMP	HOC-09-P001 J	28.24	28242	14527	N.A.	<3	1.51	902	233	<3	<20	0.05	<3	21	25	455
SMP	HOC-09-P006 A	1.68	1679	N.A.	N.A.	<3	0.07	680	58	<3	<20	0.03	<3	<8	8	20
SMP	HOC-09-P003 W	54.71	54710	N.A.	N.A.	7	0.1	1015	12	<3	27	0.03	<3	11	11	128
SMP	HOC-09-P001 K	40.69	40689	27690	30908	7	0.52	892	80	<3	<20	0.03	<3	12	14	282
SMP	HOC-09-P006 C	0.06	64	N.A.	N.A.	<3	0.32	302	82	<3	<20	0.04	<3	<8	9	12
SMP	HOC-09-P010	<5	<5	N.A.	N.A.	<3	8.16	54	691	4	<20	0.03	<3	11	94	40
SMP	HOC-09-P001 I	23.11	23107	15849	18492	<3	0.36	521	30	<3	<20	0.05	<3	<8	12	109
SMP	HOC-09-P008 C	<5	<5	N.A.	N.A.	<3	0.23	18	22	<3	<20	0.03	<3	9	11	<3
SMP	HOC-09-P003 E	37.10	37097	N.A.	N.A.	<3	0.65	800	62	<3	<20	0.03	<3	13	14	364
SMP	HOC-09-P006 B	0.03	27	N.A.	N.A.	<3	0.34	181	58	<3	<20	0.03	<3	11	12	8
SMP	HOC-09-P008 B	<5	<5	N.A.	N.A.	<3	0.12	13	15	<3	<20	0.03	<3	<8	6	4
SMP	HOC-09-P008 A	<5	<5	N.A.	N.A.	<3	0.19	13	27	<3	<20	0.09	<3	16	8	<3
SMP	HOC-09-P005	0.03	28	N.A.	N.A.	<3	1.83	28	161	<3	<20	0.02	<3	19	60	17
SMP	HOC-09-P009	<5	<5	N.A.	N.A.	<3	0.24	53	108	<3	<20	0.03	<3	<8	8	5
SMP	HOC-09-P013	<5	<5	N.A.	N.A.	<3	0.17	<10	16	<3	<20	0.03	<3	<8	6	3
SMP	HOC-09-P003 M	10.05	10049	N.A.	N.A.	<3	0.14	88	15	<3	<20	0.03	<3	<8	5	9
SMP	HOC-09-P012 D	<5	<5	N.A.	N.A.	<3	0.17	28	18	<3	<20	0.03	<3	<8	5	4
DUP	HOC-09-P011 E	<5	<5	N.A.	N.A.	<3	0.26	<10	27	<3	<20	0.03	<3	<8	3	6
SMP	HOC-09-P011 E	0.01	13	N.A.	N.A.	<3	0.24	<10	26	<3	<20	0.04	<3	<8	6	6
SMP	HOC-09-P004	0.38	375	N.A.	N.A.	<3	0.34	<10	48	<3	<20	0.03	<3	41	9	21
STD	SS-1	#VALUE!	--	--	--	<3	3.91	18	444	<3	<20	12.79	39	32	87	729
STD	OXP61	15.07	15069	N.A.	N.A.	--	--	--	--	--	--	--	--	--	--	--

Fe	K	La	Li	Mg	Mn	Mo	Na	Ni	P	Pb	Sb	Sc	Se	Sn	Sr	Th	Ti	Tl	U	V	W	Y	Zn	Zr
%	%	ppm	ppm	%	%	ppm	%	ppm	%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppm	ppm	ppm	ppm	ppm
0.87	0.03	<20	13	<0.01	<0.01	12	0.04	7	0.02	<8	<10	<5	<20	<20	<3	<20	<0.01	<20	<20	<8	<20	<3	4	<3
>15	3.1	64	5	0.14	<0.01	3	0.25	19	0.09	100	<10	15	<20	<20	73	<20	0.21	<20	<20	114	<20	11	68	344
>15	3.2	75	6	0.15	<0.01	<3	0.22	19	0.1	67	<10	16	<20	<20	76	<20	0.18	<20	<20	103	<20	11	72	299
>15	0.05	<20	27	<0.01	0.28	10	0.2	334	0.05	1346	<10	<5	<20	<20	32	<20	<0.01	<20	<20	481	<20	<3	354	69
>15	3.33	76	6	0.15	<0.01	<3	0.22	21	0.1	72	<10	16	<20	<20	74	<20	0.17	<20	<20	105	<20	11	73	309
--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--
14.69	0.63	28	<3	0.03	0.27	19	0.13	25	0.06	3546	21	<5	69	<20	32	<20	0.03	<20	<20	74	<20	<3	971	59
13.05	0.06	<20	<3	<0.01	<0.01	10	0.08	30	0.02	222	<10	<5	<20	<20	9	<20	<0.01	<20	<20	70	<20	<3	42	29
12.25	0.04	<20	<3	<0.01	0.02	23	0.08	23	0.04	2659	<10	<5	21	<20	3	<20	<0.01	<20	<20	22	<20	<3	508	6
12.03	0.2	20	<3	0.01	0.09	16	0.1	17	0.05	2627	23	<5	43	<20	15	<20	0.01	<20	<20	51	<20	<3	723	25
10.22	0.16	<20	6	0.02	<0.01	13	0.09	4	0.03	313	<10	<5	<20	<20	7	<20	<0.01	<20	<20	68	<20	4	50	19
7.78	2.94	39	7	0.22	0.04	<3	0.21	14	0.06	153	<10	24	<20	<20	55	<20	0.53	<20	<20	170	<20	10	49	215
7.61	0.13	<20	<3	<0.01	0.02	8	0.08	8	0.03	791	<10	<5	<20	<20	9	<20	0.01	<20	<20	29	<20	<3	426	16
7.3	0.09	<20	<3	<0.01	0.01	<3	0.09	21	0.03	11	<10	<5	<20	<20	6	<20	<0.01	<20	<20	<8	<20	5	70	7
6.63	0.26	<20	<3	0.02	0.03	12	0.11	28	0.03	2043	<10	<5	36	<20	12	<20	0.02	<20	<20	25	<20	<3	201	22
5	0.16	<20	6	0.02	0.04	<3	0.09	17	0.03	168	<10	<5	<20	<20	4	<20	<0.01	<20	<20	29	<20	6	112	18
4.8	0.05	<20	<3	<0.01	0.01	6	0.09	21	0.02	<8	<10	5	<20	<20	5	<20	<0.01	<20	<20	<8	<20	<3	74	15
4.51	0.06	<20	<3	<0.01	<0.01	<3	0.15	30	0.02	14	<10	<5	<20	<20	9	<20	<0.01	<20	<20	<8	<20	3	97	5
3.91	0.6	<20	8	0.1	0.03	<3	0.08	23	0.02	27	<10	6	<20	<20	9	<20	0.11	<20	<20	62	<20	3	25	46
2.38	0.05	<20	<3	<0.01	0.07	11	0.1	7	0.02	22	<10	<5	<20	<20	6	<20	0.01	<20	<20	10	<20	<3	12	16
1.58	0.06	<20	<3	<0.01	0.01	<3	0.1	11	0.01	<8	<10	<5	<20	<20	7	<20	<0.01	<20	<20	<8	<20	<3	17	5
1.55	0.06	<20	<3	<0.01	<0.01	7	0.1	6	0.02	124	<10	<5	<20	<20	4	<20	<0.01	<20	<20	<8	<20	<3	78	4
1.37	0.06	<20	<3	<0.01	0.01	7	0.1	5	0.02	<8	<10	<5	<20	<20	6	<20	<0.01	<20	<20	<8	<20	<3	13	6
1.06	0.11	<20	<3	<0.01	<0.01	6	0.04	5	0.02	9	<10	<5	<20	<20	8	<20	<0.01	<20	<20	<8	<20	<3	11	6
1.03	0.11	<20	<3	<0.01	<0.01	5	0.04	5	0.02	11	<10	<5	<20	<20	9	<20	<0.01	<20	<20	<8	<20	<3	13	6
0.97	0.08	<20	12	0.01	0.08	7	0.09	24	0.02	33	<10	<5	<20	<20	4	<20	0.01	<20	<20	<8	<20	<3	28	6
3.24	1.46	23	22	0.94	0.05	8	0.98	232	0.14	242	<10	7	<20	<20	343	<20	0.19	<20	<20	44	<20	17	6655	106
--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--

AcmeLabs
Acme Analytical Laboratories (Vancouver) Ltd.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Submitted By: Harrison Cookenboo
Receiving Lab: Canada-Vancouver
Received: January 04, 2010
Report Date: January 15, 2010
Page: 1 of 2

CERTIFICATE OF ANALYSIS VAN10000003.1

CLIENT JOB INFORMATION

Project: None Given
Shipment ID:
P.O. Number
Number of Samples: 12

SAMPLE DISPOSAL

STOR-PLP Store After 90 days Invoice for Storage
DISP-RJT Dispose of Reject After 90 days

Acme does not accept responsibility for samples left at the laboratory after 90 days without prior written instructions for sample storage or return.

SAMPLE PREPARATION AND ANALYTICAL PROCEDURES

Method Code	Number of Samples	Code Description	Test Wgt (g)	Report Status	Lab
R200-250	12	Crush, split and pulverize 250 g rock to 200 mesh			VAN
G606	12	Fire Assay fusion Au, Pt, Pd by ICP-ES	30	Completed	VAN
1DX1	12	1:1:1 Aqua Regia digestion ICP-MS analysis	0.5	Completed	VAN

ADDITIONAL COMMENTS

Gravimetric Gold recommed if >10 gm/t.

Invoice To: Entourage Mining Inc.
614 - 475 Howe St.
Vancouver BC V6C 2B3
Canada

CC:

BRITISH COLUMBIA
CERTIFIED ASSAYER
CLARENCE LEONG
GENERAL MANAGER

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.
All results are considered the confidential property of the client. Acme assumes the liabilities for actual cost of analysis only.
"" asterisk indicates that an analytical result could not be provided due to unusually high levels of interference from other elements.

AcmeLabs
Acme Analytical Laboratories (Vancouver) Ltd.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: January 15, 2010

Page: 2 of 2 Part 1

CERTIFICATE OF ANALYSIS VAN10000003.1

	Method	WGHT	G6	G6	G6	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX
	Analyte	Wgt	Au	Pt	Pd	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb
	Unit	kg	gm/mt	gm/mt	gm/mt	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm
	MDL	0.01	0.01	0.01	0.01	0.1	0.1	0.1	1	0.1	0.1	0.1	1	0.01	0.5	0.1	0.5	0.1	1	0.1	0.1
HOC09-42	Rock	0.31	0.05	<0.01	<0.01	0.6	15.9	569.4	7	1.7	1.9	0.7	24	1.01	220.4	<0.1	39.4	0.2	2	<0.1	2.9
HOC09-43A	Rock	0.24	13.48	<0.01	<0.01	1.5	51.7	308.2	92	1.8	3.8	1.4	33	3.03	230.3	0.6	4250	0.4	<1	0.2	4.2
HOC09-43C	Rock	0.41	1.85	<0.01	<0.01	3.1	48.1	296.5	106	3.9	4.3	2.1	40	2.53	149.2	0.6	837.4	1.0	<1	0.1	12.6
HOC09-43D	Rock	0.60	22.69	<0.01	<0.01	4.1	241.7	2269	305	11.7	8.2	21.9	2392	7.24	488.3	1.4	14134	0.5	9	0.9	27.7
HOC09-43E	Rock	0.50	3.96	<0.01	<0.01	2.7	58.3	372.0	144	1.8	5.0	9.6	248	2.60	199.0	0.9	1485	0.4	1	0.1	7.5
HOC09-45	Rock	0.27	0.04	<0.01	<0.01	10.8	3.2	166.7	41	0.2	12.6	6.3	151	14.02	46.0	0.3	12.1	1.6	2	<0.1	1.7
HOC09-46	Rock	0.26	0.01	<0.01	<0.01	0.2	3.1	3.4	2	<0.1	1.5	0.6	47	1.08	7.5	0.1	1.2	0.5	<1	<0.1	0.3
HOC09-47	Rock	0.39	69.83	<0.01	0.02	90.1	17.5	1058	466	1.2	57.1	13.7	84	30.90	1431	11.1	60177	0.8	11	1.2	1.8
HOC09-52	Rock	0.31	15.51	<0.01	<0.01	29.3	443.1	1205	290	3.4	28.6	29.4	568	30.91	1624	8.4	11133	1.2	11	1.0	2.6
HOC09-53	Rock	0.61	25.04	<0.01	<0.01	38.5	149.2	882.4	184	3.2	29.7	18.2	175	28.62	1576	8.6	15117	1.3	7	1.0	1.1
HOC09-55	Rock	0.27	39.81	0.01	<0.01	42.4	727.1	3198	676	11.8	62.7	117.2	9577	13.62	759.8	9.0	36513	2.9	98	0.9	17.8
HOC09-56	Rock	0.32	405.0	<0.01	<0.01	8.8	87.3	1083	450	22.0	8.5	4.6	77	5.78	312.8	3.2	>100000	0.8	1	0.5	10.8

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

AcmeLabs Acme Analytical Laboratories (Vancouver) Ltd.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: January 15, 2010

Page: 2 of 2 Part 2

CERTIFICATE OF ANALYSIS VAN10000003.1

	Method	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX
	Analyte	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se
	Unit	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm
	MDL	0.1	2	0.01	0.001	1	1	0.01	1	0.001	20	0.01	0.001	0.01	0.1	0.01	0.1	0.1	0.05	1	0.5
HOC09-42	Rock	3.2	6	<0.01	0.003	3	8	<0.01	2	<0.001	<20	0.04	0.001	<0.01	<0.1	0.01	<0.1	0.1	0.19	<1	1.1
HOC09-43A	Rock	0.5	14	<0.01	0.014	1	6	<0.01	3	<0.001	<20	0.04	0.001	<0.01	<0.1	<0.01	0.1	<0.1	<0.05	<1	2.7
HOC09-43C	Rock	0.5	51	<0.01	0.009	3	9	<0.01	4	<0.001	<20	0.05	<0.001	0.01	<0.1	<0.01	0.1	<0.1	<0.05	<1	6.3
HOC09-43D	Rock	1.1	107	<0.01	0.033	8	13	<0.01	84	<0.001	<20	0.08	<0.001	0.01	<0.1	0.05	0.3	<0.1	1.42	<1	17.4
HOC09-43E	Rock	0.8	16	<0.01	0.005	2	10	<0.01	9	<0.001	<20	0.05	0.001	0.01	<0.1	0.01	0.2	<0.1	<0.05	<1	8.8
HOC09-45	Rock	4.2	8	0.01	0.010	2	6	0.01	2	<0.001	<20	0.06	<0.001	<0.01	<0.1	<0.01	6.2	<0.1	<0.05	2	<0.5
HOC09-46	Rock	<0.1	9	<0.01	0.006	<1	18	<0.01	4	0.001	<20	0.20	<0.001	0.01	<0.1	<0.01	0.3	<0.1	<0.05	<1	<0.5
HOC09-47	Rock	0.3	318	0.01	0.014	<1	9	<0.01	22	<0.001	26	0.08	0.016	<0.01	<0.1	0.04	0.6	<0.1	<0.05	<1	<0.5
HOC09-52	Rock	0.6	1914	0.01	0.011	2	10	0.01	67	<0.001	<20	0.08	<0.001	0.02	<0.1	0.02	0.8	<0.1	<0.05	5	11.2
HOC09-53	Rock	0.8	1090	0.01	0.010	4	6	0.01	54	<0.001	<20	0.09	<0.001	0.03	<0.1	0.02	0.4	<0.1	<0.05	<1	15.6
HOC09-55	Rock	1.8	720	0.01	0.020	5	7	0.01	257	0.001	<20	0.16	<0.001	0.05	0.1	0.05	0.5	0.1	<0.05	2	61.6
HOC09-56	Rock	1.0	24	<0.01	0.013	3	6	<0.01	5	<0.001	<20	0.06	0.001	0.01	<0.1	0.04	0.1	<0.1	<0.05	<1	22.3

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

AcmeLabs Acme Analytical Laboratories (Vancouver) Ltd.

1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716

www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: January 15, 2010

Page: 1 of 1 Part 1

QUALITY CONTROL REPORT VAN10000003.1

	Method	WGHT	G6	G6	G6	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX
	Analyte	Wgt	Au	Pt	Pd	Mo	Cu	Pb	Zn	Ag	Ni	Co	Mn	Fe	As	U	Au	Th	Sr	Cd	Sb
	Unit	kg	gm/mt	gm/mt	gm/mt	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	%	ppm	ppm	ppb	ppm	ppm	ppm	ppm
	MDL	0.01	0.01	0.01	0.01	0.1	0.1	0.1	1	0.1	0.1	0.1	1	0.01	0.5	0.1	0.5	0.1	1	0.1	0.1
Pulp Duplicates																					
REP G1	QC		<0.01	<0.01	<0.01																
HOC09-47	Rock	0.39	69.83	<0.01	0.02	90.1	17.5	1058	466	1.2	57.1	13.7	84	30.90	1431	11.1	60177	0.8	11	1.2	1.8
REP HOC09-47	QC		81.04	<0.01	<0.01																
Reference Materials																					
STD DS7	Standard					19.4	104.8	66.6	372	0.8	52.8	8.6	608	2.38	51.4	5.0	52.6	4.4	73	6.5	4.9
STD OREAS45PA	Standard					0.9	610.8	20.9	120	0.3	310.0	102.3	1123	16.36	4.1	1.3	50.2	7.3	16	0.1	0.2
STD PD1	Standard		0.52	0.40	0.50																
STD PD1	Standard		0.49	0.41	0.51																
STD PD1 Expected			0.542	0.456	0.563																
STD DS7 Expected						20.5	109	70.6	411	0.9	56	9.7	627	2.39	48.2	4.9	70	4.4	69	6.4	4.6
STD OREAS45PA Expected						0.9	600	19	119	0.3	281	104	1130	16.559	4.2	1.2	43	6	14	0.09	0.13
BLK	Blank		<0.01	<0.01	<0.01																
BLK	Blank		<0.01	<0.01	<0.01																
BLK	Blank					<0.1	<0.1	<0.1	<1	<0.1	<0.1	<0.1	<1	<0.01	<0.5	<0.1	<0.5	<0.1	<1	<0.1	<0.1
Prep Wash																					
G1	Prep Blank	<0.01				0.1	2.2	3.4	45	<0.1	2.6	4.0	550	1.81	<0.5	2.2	<0.5	5.9	58	<0.1	<0.1
G1	Prep Blank	<0.01	<0.01	<0.01	<0.01	<0.1	3.8	3.4	43	<0.1	2.5	3.8	508	1.78	<0.5	1.9	<0.5	6.1	53	<0.1	<0.1
G1	Prep Blank		<0.01	<0.01	<0.01																

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

AcmeLabs Acme Analytical Laboratories (Vancouver) Ltd.
1020 Cordova St. East Vancouver BC V6A 4A3 Canada
Phone (604) 253-3158 Fax (604) 253-1716
www.acmelab.com

Client: **Entourage Mining Inc.**
614 - 475 Howe St.
Vancouver BC V6C 2B3 Canada

Project: None Given
Report Date: January 15, 2010

Page: 1 of 1 Part 2

QUALITY CONTROL REPORT VAN10000003.1

	Method	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX	1DX
	Analyte	Bi	V	Ca	P	La	Cr	Mg	Ba	Ti	B	Al	Na	K	W	Hg	Sc	Tl	S	Ga	Se
	Unit	ppm	ppm	%	%	ppm	ppm	%	ppm	%	ppm	%	%	%	ppm	ppm	ppm	ppm	%	ppm	ppm
	MDL	0.1	2	0.01	0.001	1	1	0.01	1	0.001	20	0.01	0.001	0.01	0.1	0.01	0.1	0.1	0.05	1	0.5
Pulp Duplicates																					
REP G1	QC																				
HOC09-47	Rock	0.3	318	0.01	0.014	<1	9	<0.01	22	<0.001	26	0.08	0.016	<0.01	<0.1	0.04	0.6	<0.1	<0.05	<1	<0.5
REP HOC09-47	QC																				
Reference Materials																					
STD DS7	Standard	4.6	83	0.94	0.079	13	192	1.02	403	0.134	31	1.00	0.094	0.45	3.0	0.17	2.3	4.0	0.20	5	3.3
STD OREAS45PA	Standard	0.2	227	0.24	0.037	18	760	0.12	207	0.156	<20	3.57	0.005	0.07	<0.1	0.03	44.8	<0.1	<0.05	17	<0.5
STD PD1	Standard																				
STD PD1	Standard																				
STD PD1 Expected																					
STD DS7 Expected		4.5	84	0.93	0.08	12	179	1.05	370	0.124	39	0.959	0.089	0.44	3.4	0.2	2.5	4.2	0.19	5	3.5
STD OREAS45PA Expected		0.18	221	0.2411	0.034	16.2	873	0.095	187	0.124		3.34	0.011	0.0665	0.011	0.03	43	0.07	0.03	16.8	0.54
BLK	Blank																				
BLK	Blank																				
BLK	Blank	<0.1	<2	<0.01	<0.001	<1	<1	<0.01	<1	<0.001	<20	<0.01	<0.001	<0.01	<0.1	<0.01	<0.1	<0.1	<0.05	<1	<0.5
Prep Wash																					
G1	Prep Blank	<0.1	35	0.47	0.084	14	8	0.50	172	0.138	<20	0.85	0.065	0.46	<0.1	<0.01	1.8	0.3	<0.05	5	<0.5
G1	Prep Blank	<0.1	34	0.45	0.082	13	7	0.48	160	0.130	<20	0.81	0.060	0.44	<0.1	<0.01	1.8	0.3	<0.05	4	<0.5
G1	Prep Blank																				

This report supersedes all previous preliminary and final reports with this file number dated prior to the date on this certificate. Signature indicates final approval; preliminary reports are unsigned and should be used for reference only.

Relatório de Análises No CBB 9410411/09
CLIENTE: ENTOURAGE MINING LTDA

Métodos:
IC53 - Determinação de elemntos por 4 ácidos / ICP + As
FA50Au - Determinação de Ouro por Fire Assay / AAS

Relatório de Análises No CBB 9410430/09
CLIENTE: ENTOURAGE MINING LTDA

Métodos:
IC53 - Determinação de metais básicos por 4 ácidos / ICP + As
FA50Au - Determinação de Ouro por Fire Assay / AAS